9311653

1/16

04035590

89- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hitachi Cable Ltd

*CURRENT ADDRESS

PROCESSED

**FORMER NAME JUL 19 2004

THOMSON FINANCIAL

**NEW ADDRESS

DEPOSITARY BANK: Deutsche Bank

FILE NO. 89- 62 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

F-6WAV (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☐
DEF 14A (PROXY)	☐	*SUPPL (OTHER)*	☑

OICF/BY: dlw

DATE : 7/19/04

93/653

FACSIMILE TRANSMISSION

Deutsche Bank

Deutsche Bank Trust Company Americas
Corporate Trust & Agency Services
Global Equity Services

04 JAN 16 AM 7:21

November 4, 2003

Nina Mojiri-Azad
Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Jean Paul Simoes
Deutsche Bank Trust Company Americas
60 Wall Street – 25th Floor
New York, NY 10005

Direct Tel: 1 212 250 1805
Direct Fax: 1 212 797 0327
jean-paul.simoes@db.com

147

SUPPL

Re: Hitachi Cable Ltd - Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Mrs. Azad:

This letter and the attached documentation, as provided by **Hitachi Cable Ltd**, are being furnished to the Securities and Exchange Commission (the "SEC") in connection with the current exemption from Section 12(g) of the Securities Exchange Act of 1934 (the (1934 Act") afforded by Rule 12g3-2(b) thereunder afforded to **Hitachi Cable Ltd**. The SEC file number relating to such exemption is **089-00062**.

Sincerely,

Jean Paul Simoes
Deutsche Bank Trust Company Americas
As Depositary

Enc.

October 27, 2003

Company Name: Hitachi Cable, Ltd.
Representative: Norio Sato, President
Code Number: 5812
Listings: First Section, Tokyo Stock Exchange, Inc.
First Section, Osaka Securities Exchange Co., Ltd.
Contact: Shinichiro Suzumura
General Manager, Administration Dept.,
Human Resources & Administration Group
Tel: +81-3-5252-3261
Parent Company: Hitachi, Ltd.
Representative: Etsuhiko Shoyama

Revised Forecast of Non-consolidated Business Results for First Half of Fiscal Year 2004

Hitachi Cable, Ltd. announces revisions to its non-consolidated business results forecast for the first half of fiscal 2004 (April 1, 2003 to September 30, 2003) as below. The previous forecast was issued on July 25, 2003 along with the release of financial statements for the first quarter. There is no change to the expected cash dividend of 2.50 yen per share each for the first half and second half of the fiscal year (5 yen per share for the full fiscal year), as announced on July 25.

1. Revised Forecast of Non-consolidated Business Results for First Half of Fiscal Year 2004

	Unit	Net Sales	Ordinary income	Net income (loss)
Previous forecast (A)	million yen	115,000	0	-5,000
Revised forecast (B)	million yen	113,259	351	-4,581
(B) − (A)	million yen	-1,741	351	419
(B) / (A) × 100	%	-2	—	—
(Reference) Results for fiscal 2003	million yen	242,908	-3,019	-3,334
(Reference) Results for 1st half of fiscal 2003	million yen	120,426	-2,767	-454

2. Reasons for revising forecast business results

Non-consolidated sales of the Company for the first half of fiscal 2004 have reached close to the originally expected level. However, ordinary income exceeded the expected level because of the improved non-operating balance. This also has resulted in better-than-expected reduction of interim net loss.

Though non-consolidated results of the Company turned out to be better than expected, there is no change to consolidated business results for the Hitachi Cable Group due to the lower-than-expected business results of other group companies at home and abroad, including Tonichi Kyosan Cable, Ltd.

3. (Reference) Forecast of Business Results for Full Fiscal Year 2004

As for the full fiscal year 2004 (April 1, 2003 to March 31, 2004), there is no change to the forecast released on July 25 for both consolidated and non-consolidated business results.

	Unit	Net Sales	Ordinary income	Net income (loss)
Consolidated	million yen	325,000	4,000	-2,900
Non-consolidated	million yen	230,000	2,000	-2,900

(Note)

The performance forecasts and targets in this material are based on assumptions that were judged to be valid at the time this material was created. Actual performance may be very different from these forecasts and targets. Reasons for any differences include:

- Economic conditions in key markets (in particular, Japan, Asia, the United States)
- Rapid technological changes (in particular in electronics business)
- The ability of the Company and its group companies to develop new products and new technologies, enter markets in a timely manner, and develop low-cost production capabilities
- Changes in markets and/or market conditions (in particular, in electronics business)
- Changes in exchange rates
- Changes in the fund raising environment
- The ability of the Company and its group companies to react to changes in product supply and demand, product market conditions, and changes in exchange rates
- Protection of the Company's patents and securing the use of other companies' patents
- Partnerships with other companies for product development
- Changes in the Japanese stock market

(Summary)

Consolidated Financial Report for 1st half of fiscal 2004 ended March 31, 2004

October 27, 2003

Name of Listed Company: Hitachi Cable, Ltd.
Stock Exchange where listed (Section): Tokyo Stock Exchange, Inc. (First Section)
Osaka Securities Exchange Co., Ltd. (First Section)

Code Number: 5812

Head Office: Tokyo
(URL http://www.hitachi-cable.co.jp)
Representative: Norio Sato, President
Contact: Shinichiro Suzumura
General Manager, Administration, Dept., Human Resources & Administration Group
Tel: +81-3-5252-3261
Date of the Board of Directors Meeting at which the Account Settlement Plan was approved: October 27, 2003
Name of Parent Company: Hitachi, Ltd. (Code Number: 6501)
Ratio of Shares that Hitachi, Ltd. holds: 53.9%
US GAAP: No.

1. Performance over 1st half of the year under review (Apr. 1, 2003-Sep. 30, 2003)

(1) Operating results

	Net sales (million yen)		Operating income (loss) (million yen)		Ordinary income (loss) (million yen)	
September/03	164,512	(4.4%)	1,125	(—)	907	(—)
September/02	157,653	(-13.3%)	-2,385	(—)	-2,629	(—)
March/03	325,100		-1,959		-3,677	

	Interim net income (loss) (million yen)		Interim net income (loss) per share (yen)	Dilute interim net income (loss) per share (yen)
September/02	-5,722	(—)	-15.57	—
September/01	-2,100	(—)	-5.65	—
March/02	-7,090		-19.25	—

(Notes)

① Investment income based on equity method

September/03	-27 million yen
September/02	-25 million yen
March/03	-121 million yen

② Average number of shares outstanding (Consolidated)

	Common	Preferred
September/03	367,475,837	—
September/02	371,980,946	—
March/03	371,286,584	—

③ We haven' t made change in accounting policy.
④ Figures are rounded down to the nearest 1 million yen.
⑤ Figures in parentheses represent % change from 1st half of the last fiscal year.

(2) Financial Standing

	Total asset (million yen)	Shareholders' equity (million yen)	Shareholders' equity ratio (%)	Shareholders' equity per share (yen)
September/03	343,014	174,582	50.9	479.95
September/02	368,988	190,972	51.8	513.43
March/03	352,761	182,005	51.6	494.72

(Note)Number of shares outstanding at the end of period (consolidated)

	Common	Preferred
September/03	363,748,044	—
September/02	371,954,741	—
March/03	367,777,977	—

(3) **Statement of cash flow**

	Cash flow from operating activities (million yen)	Cash flow from investing activities (million yen)	Cash flow from Financing activities (million yen)	Shareholders' equity per share (yen)
September/03	10,322	-1,180	-9,431	6,766
September/02	20,393	2,344	-23,505	11,291
March/03	23,919	-979	-27,910	7,016

(4) **Scope of consolidation and application of the equity method**
Number of consolidated subsidiaries: 39
Number of non-consolidated subsidiaries, applied the equity method: —
Number of affiliated companies, applied the equity method: 9

(5) **Change in scope of consolidation and application of the equity method**
Consolidation New companies: 4
Companies removed: 2
Equity method New companies: 2
Companies removed: 1

2. **Business results forecast for fiscal year 2004 (Apr.1, 2003-Mar.31, 2004)**

	Net Sales (million yen)	Ordinary income (million yen)	Net income (loss) (million yen)
March/04	325,000	4,000	-2,900

(Reference) Forecast net income (loss) per share (March/04) : -7.97 yen

* Safe harbor statement
The figures contained herein, excepting actual performance figures, are based on assumptions by management that were judged to be valid at the time these materials were created. Actual performance may be very different from these forecasts and targets.

Please note that all persons who view the content of the announcement of this matter prior to 12 hours from the time of its announcement (3:00 am on October 28, 2003), will be regarded as interested parties or recipients of primary information under insider trading regulations as provided for in Article 166 of the Securities and Exchange Law and Article 30 of the Implementation Ordinances of that Law and should therefore exercise appropriate caution.

(Summary)

Financial report for 1st half of fiscal 2004 ended March 31, 2004 (Non-consolidated)

October 27, 2003

Name of Listed Company: Hitachi Cable, Ltd.

Stock Exchange where listed (Section): Tokyo Stock Exchange, Inc. (First Section)
Osaka Securities Exchange Co., Ltd. (First Section)

Code Number: 5812

Head Office: Tokyo
(URL http://www.hitachi-cable.co.jp)
Representative: Norio Sato, President
Contact: Shinichiro Suzumura
General Manager, Administration, Dept., Human Resources & Administration Group
Tel: +81-3-5252-3261
Date of the Board of Directors Meeting at which the Account Settlement Plan was approved: October 27, 2003
Existence of Interim Dividend System: Yes
The day the company starts the payment of the dividends: December 2, 2003
Adoption of Stock Trading System: Yes. 1Unit=1,000 Shares

1. Performance over 1st half of the year under review (Apr.1, 2003 – Sep.30, 2003)

(1) Operating results

	Net sales (million yen)		Operating income (loss) (million yen)		Ordinary income (loss) (million yen)	
September/03	113,259	(−6.0)	−165	(−)	351	(−)
September/02	120,426	(−16.4)	−3,355	(−)	−2,767	(−)
March/03	242,908		−4,871		−3,019	

	Interim net income (loss) (million yen)		Interim net income (loss) per share (million yen)
September/03	−4,581	(−)	−12.47
September/02	−454	(−)	−1.22
March/03	−3,334		−8.98

(Notes)①. Average Number of shares outstanding

	Common	Preferred
Sep./03	367,555,095	−
Sep./02	371,980,946	−
Mar./03	371,302,402	−

②. Changing in accounting policy: None
③. Figures are rounded down to the nearest 1 million yen.
④. Figures in parentheses represent % change from 1st half of the last fiscal year.

(2) Dividends

	Interim dividend per share (yen)	Annual dividend per share (yen)
September/03	2.50	−
September/02	2.50	−
March/03	−	5.00

(3) Financial standing

	Total assets (million yen)	Shareholders' equity (million yen)	Shareholders' equity ratio (%)	Ratio of dividends to shareholders' equity (yen)
September/03	273,550	153,185	56.0	421.04
September/02	301,556	166,592	55.2	447.88
March/03	286,554	159,553	55.7	443.81

(Notes)

① Number of shares outstanding at the end of period

	Common	Preferred
September/03	363,827,302	—
September/02	371,954,741	—
March/03	367,793,795	—

② Number of treasury stocks

	Common	Preferred
September/03	10,190,872	—
September/02	2,063,433	—
March/03	6,224,379	—

2. Business results forecast for fiscal year 2003 (Apr.1, 2003-Mar.31, 2004)

	Net sales (million yen)	Ordinary income (million yen)	Net income (loss) (million yen)	Annual dividend per share	
				Term-end Dividend (yen)	(yen)
March/04	230,000	2,000	-2,900	2.50	5.00

(Reference) Forecast net income (loss) per share (Whole year): -7.97yen

* Safe harbor statement

The figures contained herein, excepting actual performance figures, are based on assumptions by management that were judged to be valid at the time these materials were created. Actual performance may be very different from these forecasts and targets.

Please note that all persons who view the content of the announcement of this matter prior to 12 hours from the time of its announcement (3:00 am on October 28, 2003), will be regarded as interested parties or recipients of primary information under insider trading regulations as provided for in Article 166 of the Securities and Exchange Law and Article 30 of the Implementation Ordinances of that Law and should therefore exercise appropriate caution.

---

1. Non-consolidated interim balance sheet

(million yen)

[Assets]	1st half of fiscal 2003 Sep.30, 2002	1st half of fiscal 2004 Sep.30, 2003	End of fiscal 2003 Mar.31, 2003
Current assets	115,922	108,287	110,456
Cash and deposits in bank	5,949	1,248	2,170
Notes receivable	3,725	2,735	2,773
Accounts receivable	59,861	54,679	58,418
Advance payments	1,135	310	179
Products	3,618	2,452	2,488
Materials	2,836	3,198	3,072
Work in process	16,141	17,016	17,034
Deferred income taxes	4,367	6,544	1,887
Others	19,037	20,381	22,602
Allowance for doubtful accounts	-750	-280	-170
Fixed assets	185,634	165,262	176,097
Tangible fixed assets	110,854	91,406	101,868
Buildings	35,583	33,924	34,990
Structures	2,725	2,439	2,576
Machinery	44,870	35,017	40,056
Vehicle and other transportation equipment	70	51	59
Tools, equipment and fixtures	5,450	4,178	4,969
Land	9,374	9,304	9,355
Construction in progress	12,780	6,489	9,861
Intangible fixed assets	2,158	2,802	2,350
Utility rights, etc.	2,158	2,802	2,350
Investments, etc.	72,621	71,053	71,878
Shares of subsidiaries	18,504	21,025	19,597
Investment securities	26,956	23,491	21,728
Long-term loans	8,123	5,350	7,328
Deferred income taxes	6,778	10,902	12,737
Others	15,398	12,984	13,346
Allowance for doubtful accounts	-3,140	-2,700	-2,860
Total assets	301,556	273,550	286,554

[Liabilities]	1st half of fiscal 2003 Sep.30, 2002	1st half of fiscal 2004 Sep.30, 2003	End of fiscal 2003 Mar.31, 2003
Current liabilities	84,234	74,183	79,167
Accounts payable	27,292	26,870	26,734
Short-term debt	43,220	8,007	12,959
Commercial paper	–	16,000	16,000
Amortized bond	–	10,000	10,000
Amounts in arrears	3,032	4,146	4,481
Corporation taxes payable	54	59	74
Expenses payable	7,086	6,141	5,871
Advances received	1,480	1,102	834
Deposits received	1,580	1,424	1,613
Others	487	432	598
Fixed liabilities	50,729	46,182	47,833
Bond	20,000	15,000	15,000
Long-term debt	11,089	18,623	19,181
Reserve for retirement allowance	18,387	11,980	12,236
Reserve for directors' retirement allowance	1,032	435	1,122
Others	220	142	292
Total liabilities	134,964	120,365	127,000
[Shareholders' equity]			
Paid-in capital	25,948	25,948	25,948
Capital reserve	30,023	30,023	30,023
Capital surplus	30,023	30,023	30,023
Profit reserve	108,361	99,050	104,551
Profit surplus	6,504	6,504	6,504
Special depreciation reserve	132	95	132
Reserve for deferred income taxes on special accounts	413	507	413
Special reserve	92,630	92,630	92,630
Retained earnings at the end of the term	8,680	-687	4,871
(Interim net income)	(- 454)	(- 4,581)	(- 3,334)
The accumulated changes in fair value carried in the section of equity	3,338	2,121	1,289
Treasury stock	-1,078	-3,958	-2,259
Total shareholders' equity	166,592	153,185	159,553
Total liabilities and shareholders' equity	301,556	273,550	286,554

2. Non-consolidated interim profit and loss sheet

(million yen)

	1st half of fiscal 2003 (A) (Apr. 1, 2002- Sep. 30, 2002)	1st half of fiscal 2004 (B) (Apr. 1, 2003- Sep. 30, 2003)	End of fiscal 2003 (Apr. 1, 2002- Mar. 31, 2003)	B／A (%)
[Ordinary income and loss]				
Recurring income and loss				
Net sales	120,426	113,259	242,908	94
Cost of sales	109,649	100,247	220,244	91
Sales, general and administrative expense	14,132	13,177	27,536	93
Operating income (loss)	-3,355	-165	-4,871	—
Non-operating income and loss				
Non-operating revenues	3,062	1,783	6,367	58
(Interest and dividends received)	(1,769)	(936)	(4,138)	
(Miscellaneous revenues)	(1,293)	(846)	(2,229)	
Non-operating expenses	2,474	1,265	4,515	51
(Interest paid)	(595)	(448)	(1,097)	
(Miscellaneous losses)	(1,879)	(817)	(3,418)	
Ordinary income (loss)	-2,767	351	-3,019	—
[Extraordinary income and loss]				
Extraordinary income	5,648	1,105	12,628	20
(Profit on sales of negotiable securities)	(5,499)	(390)	(8,857)	
(Profit on sales of land)	(148)	(714)	(1,818)	
(Reversal of employee severance obligations for prior service)	(—)	(—)	(1,807)	
(Others)	(—)	(—)	(144)	
Extraordinary loss	4,059	9,405	15,324	232
(Cost for restructuring)	(956)	(8,903)	(11,784)	
(Valuation loss of negotiable securities)	(2,782)	(73)	(3,147)	
(Others)	(320)	(429)	(391)	
Income (loss) before income tax	-1,178	-7,948	-5,715	—
Corporation, inhabitant taxes	20	20	298	100
Deferred	-743	-3,386	-2,679	—
Interim net income (loss)	-454	-4,581	-3,334	—
Retaining earnings brought forward	8,870	3,894	8,870	44
Retained earnings by merger	265	-	265	—
Interim dividends	-	-	929	—
Retained earnings at the end of 1st half of year (the end of year)	8,680	-687	4,871	—

3. Notes

(1) Notes required by Interim Non-consolidated Financial Statement Regulations of Japan (Excluding Interim Non-consolidated Financial Statements Regulation of Japan Art.14 and 17-2)

①. Accumulated depreciation of tangible fixed assets

〔Sep. 30, 2002〕	210,428 million yen
〔Sep. 30, 2003〕	191,962 million yen
〔Mar. 31, 2003〕	209,537 million yen

②. Guarantees of loans (including contingent guarantees)

〔Sep. 30, 2002〕	5,422 million yen
〔Sep. 30, 2003〕	5,866 million yen
〔Mar. 31, 2003〕	5,800 million yen

③. Letter of awareness

〔Sep. 30, 2003〕	11,121 million yen
〔Mar. 31, 2003〕	12,683 million yen

④. Promissory notes transferred due to securitization of assets

〔Sep. 30, 2002〕	7,703 million yen
〔Sep. 30, 2003〕	8,080 million yen
〔Mar. 31, 2003〕	8,712 million yen

⑤. Trade receivable transferred due to securitization of assets

〔Sep. 30, 2002〕	—
〔Sep. 30, 2003〕	3,980 million yen
〔Mar. 31, 2003〕	2,100 million yen

(2) Notes required by Interim Non-consolidated Financial Statements Regulations of Japan excluding (1)

①. Lease transaction

[Financial lease transactions other than those in which the lease assets are regarded as being transferred to the lessee]

	〔Sec. 30, 2002〕	〔Sep. 30, 2003〕	〔Mar. 31, 2003〕
A. Lease rental expense	234 million yen	140 million yen	408 million yen
B. Outstanding future lease payments as end of the period	908 million yen	373 million yen	489 million yen

[Operating lease]

	〔Sec. 30, 2002〕	〔Sep. 30, 2003〕	〔Mar. 31, 2003〕
Outstanding future lease payment	50 million yen	17 million yen	31 million yen

②. Securities

Stocks of subsidiaries and affiliates which are quoted on market

[Sep. 30, 2002]

	The amount on balance sheet (A)	Market price (B)	B-A
Subsidiaries' stock	2,077 million yen	2,959 million yen	882 million yen
Affiliates' stock	-	-	-
Total	2,077 million yen	2,959 million yen	882 million yen

[Sep. 30, 2003]

	The amount on balance sheet (A)	Market price (B)	B-A
Subsidiaries' stock	2,077 million yen	2,886 million yen	809 million yen
Affiliates' stock	-	-	-
Total	2,077 million yen	2,886 million yen	809 million yen

[Mar. 31, 2003]

	The amount on balance sheet (A)	Market price (B)	B-A
Subsidiaries' stock	2,077 million yen	2,763 million yen	685 million yen
Affiliates' stock	-	-	-
Total	2,077 million yen	2,763 million yen	685 million yen

NEWS RELEASE

Embracing the Globe with Inspiration.
Hitachi Cable HITACHI
1-6-1 Otemachi, Chiyoda-ku, Tokyo 100-8166 Japan
Contact: Corporate Communication Sec., Administration Dept.
TEL: 03-5252-3261 FAX: 03-3214-5779
http://www.hitachi-cable.co.jp/

September 30, 2003

Hitachi Cable Adopts Disclosure Compliance Reporting System

Hitachi Cable, Ltd. will adopt a Disclosure Compliance Reporting System effective from October 1, 2003. Today's businesses must abide by laws and regulations as well as observe social norms and ethics in all their business and management activities. This decision was made in response to such demands.

Under the system, the Company's employees and others such as business partners and customers, may contact the Company's Compliance Group or the attorney commissioned as an outside contact if they have recognized improper or illegal conduct in the Company's business activities. Informants will be protected against all forms of unfavorable treatment they may encounter due to having made the report. The reported issue will be checked for accuracy by the Compliance Group, and, if necessary, corrective measures will promptly be taken by the Company. The group-executive of the Compliance Group will regularly report the progress of this system to the Board of Directors' Audit Committee.

This system is expected to improve the Company's ability to govern itself by preventing improper or illegal conduct, and by taking quick remedial actions in the unlikely event that improper or illegal conduct actually occurs. This will also make the Audit Committee's auditing function more effective. Hitachi Cable promises that it will do its best to win the public's confidence.

Detailed information about this Disclosure Compliance Reporting System will be available soon on the Company's website.

Contacts for the Disclosure Compliance Reporting System:
1. In-house contact
Mailing address: Compliance Group, Hitachi Cable, Ltd.
1-6-1 Otemachi, Chiyoda-ku, Tokyo 100-8166

Fax: +81-3-3214-5779
E-mail: compliance@mail.hitachi-cable.co.jp

2. Outside contact
Mailing address: Masao Fujii, Attorney at Law,
Iwata Godo Attorneys and Counsellors at Law 10F,
Marunouchi Building, 2-4-1 Marunouchi, Chiyoda-ku, Tokyo 100-6310
Fax: +81-3-3214-6254

September 19, 2003

Company Name: Hitachi Cable, Ltd.
President: Norio Sato
Listings: First Section, Tokyo Stock Exchange, Inc.
First Section, Osaka Securities Exchange Co., Ltd.
Code Number: 5812
Contact: Shinichiro Suzumura,
General Manager, Administration Dept.,
Human Resources & Administration Group
TEL: +81-3-5252-3261

Notification Concerning Purchase of the Company's Own Shares in the Market

Hitachi Cable, Ltd. has purchased own shares in the market, in accordance with the provisions of Article 210 of the Commercial Code. Details are provided below.

1. Period of purchase: From August 22, 2003, to September 19, 2003
2. Number of shares purchased: 3,958,000
3. Total value of shares purchased: 1,696,588,000 yen
4. Method of purchase: Buying at the Tokyo Stock Exchange

Notes:

1. Decisions made at the 66th Regular Shareholders Meeting held June 27, 2003

- Type of shares to be purchased: Common stock of Hitachi Cable, Ltd.
- Number of shares to be purchased: 5 million shares (maximum)
  (1.34% of 374 million shares outstanding)
- Total value of shares to be purchased: 2 billion yen (maximum)

2. Total number and value of own shares purchased after approval at the Regular Shareholders Meeting held June 27, 2003

- Number of shares purchased: 3,958,000
- Total value of shares purchased: 1,696,588,000 yen

NEWS RELEASE

Embracing the Globe with Inspiration.
Hitachi Cable HITACHI
1-6-1 Otemachi, Chiyoda-ku, Tokyo 100-8166 Japan
Contact: Corporate Communication Sec., Administration Dept.
TEL: 03-5252-3261 FAX: 03-3214-5779
http://www.hitachi-cable.co.jp/

September 10, 2003

Transfer of RFID Operations to Toppan Printing Co., Ltd.

Toppan Printing Co., Ltd. (Headquarters: Chiyoda-ku, Tokyo; President and Representative director: Naoki Adachi; hereinafter referred to as Toppan Printing) and Hitachi Cable, Ltd. (Headquarters: Chiyoda-ku, Tokyo; President and CEO: Norio Sato; hereinafter referred to as Hitachi Cable) have reached a basic agreement on the transfer of Hitachi Cable's RFID (Radio Frequency Identification: radio frequency automatic identification technology) operations to Toppan Printing.

The transfer is scheduled to occur on October 1, when Toppan printing takes over Hitachi Cable's manufacturing facility, production techniques and know-how, business rights, and intellectual property rights.

Overview of the operations to be transferred:

The operations to be transferred are based on RF tags that employ the 125kHz frequency for long-range access and use coil antennas. The 125kHz RF tags have many advantages such as long reading distance, wide reading range, and the flexibility to accommodate products of virtually any shape. They are also water-resistant and stain-proof and can send information even when shielded. Making full use of these features, Hitachi Cable has worked to develop RF tags for use in controlled entry systems, inventory control, production management, and pedestrian ITS.

Goals:

- Toppan Printing seeks to satisfy the increasingly diverse needs of its customers by taking over Hitachi Cable's 125 kHz RF tag operations, thereby strengthening its already reputable 13.56 MHz and 2.45 GHz product lineup.

- Toppan Printing seeks to expand its RF tag operations by taking over Hitachi Cable's contracts and customer accounts.

- By withdrawing from RF tag operations, Hitachi Cable is seeking to reinforce its management base as part of a strategic selection of operation and focused management efforts it is currently promoting.

(Summary)

Consolidated Financial Report for fiscal 2003 ended March 31, 2003

April 25, 2003

Name of Listed Company: **Hitachi Cable, Ltd.**
Stock Exchange where listed (section): Tokyo Stock Exchange, Inc. (First Section)
Osaka Securities Exchange Co., Ltd. (First Section)
Code Number: 5812
Head Office Location: Tokyo
(URL http://www.hitachi-cable.co.jp)
President and Representative Director: Norio Sato
Contact: Shinichiro Suzumura
General Manager, Administration Dept., Human Resources & Administration Group
Tel: +81-3-5252-3261
Date of the Board of Directors Meeting at which the Account Settlement Plan was approved: April 25, 2003
Name of Parent Company: Hitachi, Ltd. (Code Number: 6501)
Ratio of Shares that Hitachi, Ltd. holds: 53.3%
US GAAP: No.

Performance over the year under review (Apr. 1, 2002-Mar. 31, 2003)

(1) Operating results

	Net sales (million yen)	Operating income (loss) (million yen)	Ordinary income (loss) (million yen)	Net income (loss) (million yen)
Mar./03	325,100 (- 7.9%)	-1,959 (—%)	-3,677 (—%)	-7,090 (—%)
Mar./02	353,050 (-14.0%)	-1,767 (—%)	-3,444 (—%)	-1,488 (—%)

	Net income (loss) per share (yen)	Diluted net income per share (yen)	Ratio of net income to shareholders' equity (%)	Ratio of ordinary income to total assets (%)	Ratio of ordinary income to net sales (%)
Mar./03	-19.25	—	-3.7	-1.0	-1.1
Mar./02	-3.99	—	-0.7	-0.8	-1.0

Note:
①Investment income based on equity method: Mar./03 -121 million yen Mar./02 273 million yen
②Average number of shares outstanding

	Common	Preferred
Mar./03	371,286,584	—
Mar./03	373,355,863	—

③We haven' t made change in accounting policy.
④Figures are rounded down to the nearest 1 million yen.
⑤Figures in parentheses represent % change from the previous year.

(2)Financial standing

	Total assets (million yen)	Shareholders' equity (million yen)	Shareholders' equity ratio (%)	Shareholders' equity per share (%)
Mar./03	352.761	182.005	51.6	494.72
Mar./02	412.992	200.950	48.7	540.20

Note: Number of shares outstanding at the end of period

	Common
Mar./03	367,777,977
Mar./02	371,991,360

(3)Statement of cash flows

	Cash flows from operating activities (million yen)	Cash flows from investment activities (million yen)	Cash flows from financing activities (million yen)	Cash, time deposit and marketable securities at the end of year (million yen)
Mar./03	23,919	-979	-27,910	7,016
Mar./02	27,693	-32,099	-816	11,866

(4) Scope of consolidation and application of the equity method
Number of consolidated subsidiaries: 37
Number of non-consolidated subsidiaries applying of the equity method: —
Number of affiliated companies: 8

(5) Change in scope of consolidation and application of the equity method

Consolidation	New companies: 7
	Companies removed: 5
Equity method	New companies: 2
	Companies removed: 2

2. Business results forecast for fiscal year 2003 (Apr.1, 2002-Mar.31, 2003)

	Net sales (million yen)	Ordinary income (million yen)	Net income (million yen)
Sep./03	160,000	1,000	500
Mar./04	325,000	4,000	2,500

(Reference) Forecast net income per share (whole year) 6.80 yen

Safe Harbor Statement

The figures contained herein, excepting actual performance figures, are based on assumptions by management that were judged to be valid at the time these materials were created. Actual performance may be very different from these forecasts and targets.

Please note that all persons who view the content of the announcement of this matter prior to 12 hours from the time of its announcement (3:30 am on April 26, 2002), will be regarded as interested parties or recipients of primary information under insider trading regulations as provided for in Article 166 of the Securities and Exchange Law and Article 30 of the Implementation Ordinances of that Law and should therefore exercise appropriate caution.

1. State of Consolidation (as of Mar. 31, 2003)

(1) Contents of business lines

The Hitachi Cable Group is made up of the company that prepared these Consolidated Financial Statements (hereinafter referred to as "Hitachi Cable") and the following companies: one parent company, 37 consolidated subsidiaries, 23 non-consolidated subsidiaries, and 16 affiliated companies. The Hitachi Cable Group is engaged principally in the manufacture and sales of various products, ranging from wires and cables, semiconductor packaging materials, compound semiconductors, information-transmission-system, copper products, rubber products, to construction work involving the installation of power cables and telecommunication cables and all related activities. The primary businesses of the companies making up the Hitachi Cable Group and their positions in the Group are as described below.

Wires and Cables

The primary products in this line of business are wires and cables. Hitachi Cable; Tonichi Kyosan Cable, Ltd.; Hitachi Magnet Wire, Ltd.; and nine other companies conduct domestic manufacturing and sales in this field. Hitachi Densen Shoji, Ltd.; Sumiden Hitachi Cable, Ltd.; and eight other companies conduct sales in this field. Overseas, Shanghai Hitachi Cable Co., Ltd.; Hitachi Cable (Johor) Sdn. Bhd.; Hitachi Cable (Singapore) Pte., Ltd.; and eight other companies are engaged in manufacturing and sales in this field, and Hitachi Cable Asia, Ltd. and two other companies conduct sales and service.

Information Systems and Electronic Components

The primary products in this line of business include semiconductor packaging materials, compound semiconductors, and information-transmission-system products. Hitachi Cable; Hitachi Cable Precision Co., Ltd.; and three other companies conduct domestic manufacturing, sales, and other business operations in this field. Overseas, Hitachi Cable PS Techno (Malaysia) Sdn. Bhd. and three other companies are engaged in manufacturing and sales in this line of business, and Hitachi Cable America, Inc. conducts sales and service. Hitachi Cable and Power & Com Tech, Ltd. conduct telecommunications-related construction.

Copper Products

The primary products in this line of business include copper tubes, copper strips, and copper products for electrical applications. Hitachi Cable; Hitachi Alloy, Ltd.; Hitachi Copper Products, Ltd.; and one other company conduct domestic manufacturing and sales in this field. Nisshin Sangyo, Ltd. and one other company conduct sales in this field. Overseas, Outokumpu Hitachi Copper Tube (Thailand), Ltd. and one other company are engaged in manufacturing and sales in this field.

Electric Equipment, Construction, and Others

The primary products in this line of business include equipment for wires and cables and rubber products. Hitachi Cable; Hitachi Cable Industrial Products Ltd.; and three other companies conduct domestic manufacturing and sales of equipment for wires and cables. Overseas, Thai Wire & Cable Services Co., Ltd.; Oxford Wire & Cable Services, Inc.; and three other companies are engaged in manufacturing and sales in this field.

In addition, Hitachi Cable and two other companies are engaged in construction other than that related to telecommunications.

Hitachi Cable; Tohoku Rubber Co., Ltd.; Hitachi Cable MEC-Tech Ltd.; and three other companies conduct domestic manufacturing and sales of rubber products. Tohoku Rubber Hanbai, Ltd. conducts sales in this field. Overseas, Hitachi Cable Indiana, Inc. and two other companies are engaged in manufacturing and sales in this field.

Hitachi Cable Logi-Tech, Ltd. and three other companies are also engaged in this line of business.

Hitachi Cable's parent company is Hitachi, Ltd. Hitachi Cable and some of its subsidiaries and affiliated companies sell products to Hitachi, Ltd. and purchase materials and other products from Hitachi, Ltd.

The following is a business map outlined above.

Business map

Parent Company : Hitachi, Ltd.

Manufacturing Companies

Wires and cables

—Consolidated Subsidiaries 14—

- Tonichi Kyosan Cable, Ltd. ◎
- Hitachi Wire Rod Co., Ltd.
- Hitachi Cable Fine Tech, Ltd.
- Hitachi Magnet wire, Ltd.
- Hitachi Cable (Johor) Sdn. Bhd.
- Shanghai Hitachi Cable Co., Ltd.
- Hitachi Cable (Singapore) Pte. Ltd.
- Thai Hitachi Enamel Wire Co., Ltd.
- Hitachi Cable Manchester Inc.
- Hitachi Bangkok Cable Co., Ltd.
- Hitachi Cable Philippines, Inc.
- Hitachi Cable Fine Tech (Suzhou) Co., Ltd.
- ConEx Cable, Inc.
- Hitachi Cable (Suzhou) Co., Ltd.

—Non-consolidated Subsidiaries 3—

- Tonichi Densen Kako Co., Ltd.
- Other 2 Companies

—Affiliates 5—

- *J-Power Systems Corp.
- *Advanced Cable Systems Corp.
- *Nippon Seisen Cable, Ltd.
- Other 2 companies

Information Systems and Electronic Components

—Consolidated Subsidiaries 4—

- Power & Com Tech, Ltd.
- CNMP Holdings, Inc.
- Hitachi Cable Precision Co., Ltd.
- Hitachi Cable PS Techno (Malaysia) Sdn. Bhd.

—Non-consolidated Subsidiaries 3—

- Kawanishi Kogyo Co., Ltd.
- CNMP Networks, Inc.
- CNMP Networks (Beijing), Inc.
- Other 2 Companies

Copper products

—Consolidated Subsidiaries 2—

- Hitachi Alloy, Ltd.
- Hitachi Copper Products, Ltd.

—Affiliates 5—

- Okuda Metal Co., Ltd.
- *Shanghai Sunshine Copper Products Co., Ltd.
- Other 1 Company

Hitachi Cable, Ltd.

Sales and Services Companies

—Consolidated Subsidiaries 11—

- Hitachi Densen Shoji, Ltd.
- Hitachi Cable Distribution, Ltd.
- Toritsu Syokai, Ltd.
- Hokkai Hitachi Densen Kihan, Ltd.
- Tatara Denki Kogyo Co., Ltd.
- Nisshin Sangyo, Ltd.
- Kansai Hi-Elec., Ltd.
- Kansai Hi-Metal, Ltd.
- Hitachi Cable America Inc.
- Hitachi Cable Asia Ltd.
- Hitachi Cable Europe Ltd.

—Non-consolidated Subsidiaries 4—

- Tonichi Shoji, Ltd.
- Tohoku Rubber Hanbai, Ltd.
- Other 2 Companies

—Affiliates 3—

- *Sumiden Hitachi Cable Ltd.
- *Matsumoto Dengyo Co., Ltd.
- Nanritsu Co., Ltd.

Electric Equipment, Construction and Others

—Consolidated Subsidiaries 6—

- Hitachi Cable Logi-Tech, Ltd.
- Tohoku Rubber Co., Ltd.
- Hitachi Cable MEC-Tech, Ltd.
- Hidec Systems Co., Ltd.
- Hitachi Cable Industrial Products, Ltd.
- Hitachi Cable Indiana, Inc.

—Non-consolidated Subsidiaries 11—

- Hitachi Cable UK, Ltd.
- Other 10 Companies

—Affiliates 5—

- *Thai Wire and Cable Services Co., Ltd.
- *Oxford Wire and Cable Services, Inc.
- Other 3 Companies

Customer

(Note)
⇨ Flow of Products and Services

* Company Applied the Equity Method

◎ Open Company on Over-the-counter Market

Notes:

1. Hitachi Wire Rod Co., Ltd., which had been an equity-method affiliate of Hitachi Cable, became a consolidated subsidiary of Hitachi Cable since first half of this fiscal year due to Hitachi Cable's acquisition of 294,000 shares in this company from Nippon Mining & Metals Co., Ltd. and Nichiyo Engineering Corporation. In addition, Hitachi Cable transferred its copper-wire-rod manufacturing operations to Hitachi Wire Rod Co., Ltd. as of July 1, 2002, and transferred its wire drawing engineering and manufacturing business to Hitachi Wire Rod Co., Ltd. as of April 1, 2003.

2. As of August 1, 2002, Hitachi Cable transferred its magnet wire engineering, manufacturing, and other operations to its consolidated subsidiary Hanashima Electric Wire Co., Ltd., which changed its name to Hitachi Magnet Wire, Ltd.

3. Hitachi Cable Fine Tech (Suzhou) Co., Ltd. was established in China on January 28, 2003 for the purposes of the manufacture and sales of wiring parts for information and electronics devices. This company has been a consolidated subsidiary of Hitachi Cable since this fiscal year.

4. Hitachi Cable (Suzhou) Co., Ltd. was established in China on January 27, 2003 for the purposes of the manufacture and sales of electronic wires. This company has been a consolidated subsidiary of Hitachi Cable since this fiscal year.

5. CNMP Holdings, Inc. was established on December 5, 2002 for the purposes of holding shares in, controlling, and managing companies engaged in the development, manufacture, and sales of information network devices. This company has been a consolidated subsidiary of Hitachi Cable since this fiscal year.

6. Advanced Cable Systems Corp. was established on March 15, 2002 as a joint venture between Hitachi Cable, Ltd. and Corning Cable Systems LLC, with each company holding a 50% share. Both Hitachi Cable and Corning Cable Systems LLC transferred their businesses for the manufacture of fiber-optic cables for sale in Japan to Advanced Cable Systems Corp., which began business operations on August 1, 2002. This company has been an equity-method affiliate of Hitachi Cable since first half of this fiscal year.

7. On October 1, 2002, Hitachi Cable's consolidated subsidiaries Ibanichi Densen Shoji, Ltd.; Chunichi Densho, Ltd.; and Nissen Densen Shoji, Ltd. were merged into Hitachi Densen Shoji, Ltd.

8. Hitachi Cable Distribution, Ltd. transferred its sales business in connection with construction-use wires and cables and related products to Sumiden Hitachi Cable, Ltd. on January 1, 2003.

9. Hitachi Cable; Sumitomo Electric Industries, Ltd.; Tatsuta Electric Wire & Cable Co., Ltd.; and Hitachi Cable's consolidated subsidiary Tonichi Kyosan Cable, Ltd., jointly established Sumiden Hitachi Cable, Ltd. on July 29, 2002. This company conducts consolidated product sales, distribution, and production management operations for the three companies' businesses in wires and cables for buildings and industrial equipment. The company began business operations on January 1, 2003. This company has been an equity-method affiliate of Hitachi Cable since first half of this fiscal year.

10. Matsumoto Dengyo Co., Ltd. transferred its sales business for wires and cables and copper products to HMC Co., Ltd. on April 1, 2003. HMC Co., Ltd. is a company spun off from Matsumoto Dengyo Co., Ltd.

11. Kitsuda Co., Ltd., which had been a consolidated subsidiary of Hitachi Cable, was liquidated on April 30, 2002. All of Kitsuda's operations were transferred to Hitachi Cable Precision Co., Ltd. at the time a non-consolidated subsidiary of Hitachi Cable, on May 1, 2002. This company has been a consolidated subsidiary of Hitachi Cable since first half of this fiscal year.

12. Hitachi Cable International, Ltd., which had been a consolidated subsidiary of Hitachi Cable, was merged into Hitachi Cable on April 1, 2002.

13. Effective July 1, 2002, Hitachi Cable sold all shares it held in Kyoritsu Hiparts Co., Ltd., which had been an equity-method affiliate of Hitachi Cable. As a result, as of that date Kyoritsu Hiparts Co., Ltd. ceased to be an equity-method affiliate of Hitachi Cable.

(2) Status of Affiliated Companies

Name	Location	Capital (millions of yen)	Principal lines of business	Percentage of voting rights, etc. held by the Company	Relationship
Parent company: Hitachi, Ltd.	-	-	-	-	-
Consolidated subsidiaries: Tonichi Kyosan Cable, Ltd.	Ishioka, Ibaraki Prefecture	3,569	Manufacture and sale of wires and cables	(2.0) 65.3	Hitachi Cable sells products to and purchases products from this company; loans funds to Hitachi Cable Directors: Two shared, three seconded, four transferred
Hitachi Alloy, Ltd.	Chiyoda-ku, Tokyo	490	Manufacture and sale of brass products	100	Hitachi Cable sells products to and purchases products from this company; borrows funds from Hitachi Cable Directors: Three shared, one seconded, three transferred
Hitachi Wire Rod Co., Ltd.	Hitachi, Ibaraki Prefecture	490	Manufacture and sale of wires and cables	80.0	Hitachi Cable sells products to and purchases products from this company; land and building leasing relationship; loans funds to Hitachi Cable Directors: Three shared, two seconded
Power & Com Tech, Ltd.	Arakawa-ku, Tokyo	400	Engineering and contracting for electric and tele-communications construction	100	Requested to conduct cable installation construction for Hitachi Cable; land and building leasing relationship Directors: Three shared, four seconded, two transferred
Hitachi Cable Fine Tech, Ltd.	Hitachi, Ibaraki Prefecture	360	Manufacture and sale of wires and processed wiring goods	100	Hitachi Cable purchases this company' s products; land and building leasing relationship Directors: Three shared, one seconded, three transferred
Hitachi Densen Shoji, Ltd.	Chiyoda-ku, Tokyo	350	Sale of wires and cables	(2.9) 100	Sells Hitachi Cable products; land and building leasing relationship; loans funds to Hitachi Cable Directors: Three shared, nine transferred
Hitachi Cable Logi-Tech, Ltd.	Hitachi, Ibaraki Prefecture	320	Manufacture and sale of spools for wires and cables, and logistics-related business	100	Hitachi Cable purchases this company' s products; this company conducts logistics-related operations for Hitachi Cable products; land and building leasing relationship Directors: Four shared, one seconded, three transferred
CNMP Holdings, Inc.	Chiyoda-ku, Tokyo	312	Holding shares in, controlling, and managing companies engaged in the development, manufacture, and sale of information network devices	100	Hitachi Cable purchases products developed and manufactured by this company' s subsidiaries Directors: Four shared

Name	Location	Capital (millions of yen)	Principal lines of business	Percentage of voting rights, etc. held by the Company	Relationship
Hitachi Magnet Wire, Ltd.	Hitachi, Ibaraki Prefecture	300	Manufacture and sale of wires	100	Hitachi Cable sells products to and purchases products from this company; borrows funds from Hitachi Cable; land and building leasing relationship Directors: Three shared, two seconded
Tohoku Rubber Co., Ltd.	Miyagino-ku, Sendai, Miyagi Prefecture	276	Manufacture and sale of rubber products	(6.0) 61.6	Hitachi Cable sells products to and purchases products from this company; loans funds to Hitachi Cable Directors: One shared, one seconded, one transferred
Hitachi Cable MEC-Tech, Ltd.	Hitachi, Ibaraki Prefecture	220	Manufacture and sale of rubber products and plastic insulation products	100	Hitachi Cable purchases this company's products; land and building leasing relationship Directors: Four shared, three transferred
Hitachi Cable Distribution, Ltd.	Chiyoda-ku, Tokyo	200	Sale of wires and cables	(20.0) 100	Sells Hitachi Cable products; borrows funds from Hitachi Cable Directors: Three shared, one transferred
Hidec Systems Co., Ltd.	Hitachi, Ibaraki Prefecture	120	Development and sale of various software products	100	Hitachi Cable purchases various software products from this company; land and building leasing relationship Directors: Three shared, two seconded, four transferred
Hitachi Cable Industrial Products, Ltd.	Hitachi, Ibaraki Prefecture	100	Manufacture and sale of accessories for wires and cables	100	Hitachi Cable purchases this company's products; land and building leasing relationship Directors: Three shared, one seconded, two transferred
Shanghai Hitachi Cable Co., Ltd.	China	(Thousands of US dollars) 22,500	Manufacture and sale of wires and processed wiring goods	100	Hitachi Cable sells products to and purchases products from this company Directors: Three shared, three seconded
Hitachi Cable (Johor) Sdn. Bhd.	Malaysia	(Thousands of Malaysian ringgits) 70,055	Manufacture and sale of wires and processed wiring goods	(11.2) 100	Hitachi Cable sells products to and purchases products from this company; borrows funds from Hitachi Cable Directors: Four shared, two seconded
Hitachi Cable (Singapore) Pte. Ltd.	Singapore	(Thousands of Singapore dollars) 16,000	Manufacture and sale of wires and processed wiring goods	(10.0) 93.0	Hitachi Cable sells products to and purchases products from this company Directors: Three shared, one transferred
Hitachi Cable Manchester Inc.	U.S.	(Thousands of US dollars) 6,000	Manufacture and sale of wires and cables	100	Hitachi Cable sells products to and purchases products from this company; borrows funds from Hitachi Cable Directors: Three shared, one transferred
Hitachi Cable Indiana, Inc.	U.S.	(Thousands of US dollars) 6,000	Manufacture and sale of rubber products	100	Hitachi Cable sells products to and purchases products from this company; borrows funds from Hitachi Cable Directors: Three shared, one seconded
Thai Hitachi Enamel Wire Co., Ltd.	Thailand	(Thousands of Thai bahts) 240,000	Manufacture and sale of wires	(22.4) 71.7	Hitachi Cable sells products to and purchases products from this company Directors: Two shared, two seconded
Hitachi Cable Philippines, Inc.	Philippines	(Thousands of Philippine pesos) 200,000	Manufacture and sale of wires and rubber products	100	Hitachi Cable sells products to and purchases products from this company Directors: Three shared, three seconded
ConEx Cable, Inc.	U.S.	(Thousands of US dollars) 3,750	Manufacture and sale of wires	100	Hitachi Cable sells products to and purchases products from this company; borrows funds from Hitachi Cable Directors: Two shared, one seconded

Name	Location	Capital (millions of yen)	Principal lines of business	Percentage of voting rights, etc. held by the company	Relationship
Hitachi Cable Fine Tech (Suzhou) Co., Ltd.	China	(Thousands of US dollars) 3,000	Manufacture and sale of wiring parts for information and electronics devices	(70.0) 100	Hitachi Cable plans to sell products to and purchase products from this company Directors: Two shared
Hitachi Bangkok Cable Co., Ltd.	Thailand	(Thousands of Thai bahts) 100,000	Manufacture and sale of wires and cables	51.0	Hitachi Cable sells products to and purchases products from this company Directors: Two shared, one transferred
Hitachi Cable (Suzhou) Co., Ltd.	China	(Thousands of US dollars) 1,800	Manufacture and sale of wires and cables for information and electronics devices	100	Hitachi Cable plans to sell products to and purchase products from this company Directors: Five shared, two seconded
Hitachi Cable PS Techno (Malaysia) Sdn. Bhd.	Malaysia	(Thousands of Malaysian ringgits) 5,527	Manufacture and sale of leadframes	100	Hitachi Cable sells products to and purchases products from this company Directors: Two shared, one seconded
Eleven other companies					
Equity-method affiliates: J-Power Systems Corporation	—	—	—	—	—
Advanced Cable Systems Corp.	Hitachi, Ibaraki Prefecture	750	Design and sale of fiber-optic cables	50.0	Hitachi Cable purchases this company's products; land and building leasing relationship Directors: Three shared, two seconded
Shanghai Sunshine Copper Tube, Ltd.	China	(Thousands of US dollars) 42,250	Manufacture and sale of copper tubes	50.0	Hitachi Cable supplies some raw materials to this company Directors: One shared, one seconded
Five other companies					

Notes:

1. Details on the parent company Hitachi, Ltd. and the equity-method affiliate J-Power Systems Corp. are given in (2) ③ "The treat with the company concerned," under "9. Notes." Such details have been omitted from this table.
2. Tonichi Kyosan Cable, Ltd. and Hitachi Cable (Johor) Sdn. Bhd. are classified as special subsidiaries.
3. The following companies provide reports on securities: Tonichi Kyosan Cable, Ltd. and Tohoku Rubber Co., Ltd.
4. Figures in parentheses under "Percentage of voting rights, etc. held by the company" indicate the ratio of indirect ownership of voting rights, etc. held by the company.
5. No group companies have excessive debt obligations that would have major effects on consolidated financial statements.
6. As none of the consolidated subsidiaries provide sale (not including in-house sale or transfer between operating divisions) equal to 10% or more of the consolidated sale figures, major profit-and-loss information and other information has been omitted from the above table.
7. Based on a resolution approved in a Special Shareholders' Meeting of Hitachi Alloy, Ltd. held on December 26, 2002, the company has reduced its capital by 410 million yen.

2. Management policies

(1) Basic company management policy
For sustained growth and peak company value, the Hitachi Cable Group has instituted a basic management policy that seeks to improve management quality. Based on an intense focus on quality and the customer, we will improve the quality of all management components to achieve an overall management system capable of providing customers with the products and services they truly need. We consider this essential for survival in an increasingly competitive global business environment.

(2) Basic policy on dividends
In considering matters such as business results, enhancing management measures, and future business strategies, the Hitachi Cable Group has adopted a basic policy for distributing company profits of providing sustained stable dividends to our shareholders.

(3) Concepts and policies on lowering investment units
Although the Hitachi Cable Group realizes that lowering stock investment units is an effective way to vitalize the stock market, doing so would entail considerable expense. Since the Hitachi Cable Group currently places the highest management priority on improving business results, we intend to continue to take into consideration lowering stock investment units while focusing on trends in the stock market, business results, and share prices, among other matters.

(4) Company business strategies over the mid- to long term
A key topic of the Hitachi Cable Group' s mid- to long-term management is transforming the Hitachi Cable Group into a team of businesses that can thrive in the global market. The Group must push forward as one unit, to remake itself into a slim, stronger group capable of maintaining customer satisfaction, earning consumer trust, and evolving into dynamic corporate entity. The Hitachi Cable Group is tackling the following specific issues:

① Selectivity and concentration of business resources
The Group will reexamine its business lines from all angles, concentrating management resources in growing fields and withdrawing from unsuccessful ones. It will proceed with business restructuring and other measures, including partnerships with competitors and efforts to expand overseas.

② Major improvements in capital efficiency
By selecting and concentrating business resources and by reorganizing manufacturing facilities, reducing inventory, cutting procurement cost and total labor costs, and other measures, we plan to significantly improve capital efficiency.

③ Enhancing product development and manufacturing technology
Business reforms such as SCM, POP, and JIT will create a more efficient and flexible manufacturing system, allowing us to continually improve in all service facets, including quality, price, and delivery times. This will enable us to respond to the diverse needs of customers and maintain customer satisfaction. In addition, by boosting cooperation between various sections such as sale, engineering, R&D, and quality assurance, we will quickly introduce to the marketplace new products with the power to create new demand. At the same time, we will actively implement human resource development to support these efforts.

④ Constructing a business portfolio that combines profitability and growth
By effectively linking these efforts, we will strengthen the profitability of our "T Business" (Traditional businesses) and nurture the growth of our "E Business" (Electronics businesses, including information businesses) as new growth forces, with the goal of well-balanced development in both fields.

(5) Basic concepts concerning corporate governance, and their implementation status

① Basic concepts
Given continuing harsh economic conditions, Hitachi Cable has decided to shift to a company adpting a Committees System structure, subject to the approval of the partial amendment to the Articles of Incorporation at the Regular General Shareholders' Meeting to be held June 27. This step is intended to realize faster, more accurate response and a fair and easy-to-understand management system, given the management issues the Hitachi Cable Group must tackle to succeed in global competition.

② Implementation status
In this consolidated fiscal year, Hitachi Cable implemented a Corporate Auditor system. The composition of company directors is as follows: of nineteen Board Directors, one was an outside director; of four auditors, two were outside auditors.

In connection with the shift to a Committees System, wide-ranging operational authority will be transferred to the executive officer for a more responsive management structure. In addition, there will be eight candidates board directors. Of these, two outside directors will be parent company directors. One will be a lawyer with no advisor agreement. There will be three outside directors in all. Outside directors will represent the majority in the nominating, compensation, and audit committees. Rather than making decisions on day to day operations, the Board Directors will determine basic management policies as an overseer. This arrangement will strengthen the oversight capabilities of the Board Directors. Furthermore, the auditing system will be revamped from the current system, in which the Corporate Auditor performs audits, to a new system focusing on the Audit Committee. This will enable construction of more effective internal controls system.

(6) Basic policy on relationships with the parent company

As a member of the Hitachi group of companies, which has a shared management vision and a shared brand, we plan to continue to maintain and strengthen our cooperative relationship with Hitachi, Ltd.

3. Business results and financial status

(1) Business results

During fiscal 2003, Japan' s economy continued to show no signs of economic recovery. And a once vigorous export sector in the past, which had driven the Japan' s economy, faltered, and domestic deflation marched on. Personal consumption, which had started to show signs of recovery, worsened again in the latter half of fiscal year. The declining performance of U.S. information technology companies and sagging stock markets worldwide also contributed to the downward trend, particularly in exports.

Under these economic conditions, the Hitachi Cable Group worked to maintain customer orders while tackling the challenges of business restructuring and radical cost reductions, among other initiatives, dedicating all effort into improving business results. However, industry conditions were harsher than expected. Although information network-related products and copper strips for semiconductor grew domestically, export sale fell, particularly for information infrastructure-related products such as optical components and submarine fiber—optic cables. Sale in this fiscal year fell 8% from fiscal year 2002, to 325.1 billion yen. Considerable efforts to reduce labor costs through measures such as early retirement, and outplacement system, cuts in management bonuses, and reduced materials procurement costs were unable to make up for lowered demand and lowered prices for our products. This resulted in ordinary losses of 3,677 million yen and net losses of 7,090 million yen.

Summaries of business results for each business segment.

Wire & cable

Further reductions in investment in plant and equipment by power companies and stagnant construction-related demand outside the Tokyo metropolitan area reduced sale in the power cables from last fiscal year.

In the area of telecommunications cables, although domestic demand for land-based fiber-optic cables increased in the latter half of the fiscal year, the decline in the first half of the fiscal year was so great that overall results were lower that for the previous fiscal year. While sale of submarine fiber—optic cables were 16,633 million yen during the last fiscal year, there were virtually no new orders for such products this fiscal year, resulting in limited sale.

In the area of electronic wires, although the shift of customers overseas had some effect, demand grew in response to rapid inventory adjustments in the previous fiscal year, leading to actual results this fiscal year exceeding those of last year.

These trends led to a 20% decline in sale in this segment from the previous consolidated fiscal year to 124,561 million yen.

Information systems and electronic components

Sale of information transmission system products increased, due to flourishing investment in wide-area Ethernet networks by domestic telecommunications carriers. Nevertheless, although investment in next-generation mobile phone systems rose in the latter half of the fiscal year, lower unit prices and other factors led to lower actual year-to-year results in the area of telecommunication related construction and devices such as antennas. Optical components were stagnant due to the lack of recovery in investment by the U.S. telecommunications industry.

Sale of TAB tape declined for its primary purpose in memory devices, especially in exports. Actual results were slightly lower than in the last fiscal year. However, since demand for leadframes recovered as

inventory adjustments declined primarily for leadframes for transistors, actual results for semiconductor packaging materials overall rose from the previous fiscal year. Actual results for compound semiconductors rose from the previous fiscal year, due to major growth in demand for use in CD and DVD device lasers and LED devices.
As a result, sale in this segment were up 2% from the previous fiscal year to 97,383 million yen.

Copper products

Sale of copper strips for telecommunication cables fell significantly, but sale of dual gauge strips for transistor leadframes showed strong growth. Sale of strips for use in semiconductors reached their highest level ever. Overall sale of copper strips rose from the previous fiscal year.
On the other hand, sale of copper tubes fell from the last fiscal year as customers continued to shift to manufacture at overseas. Sale of copper products for electric applications fell from the previous consolidated fiscal year as investment by power companies and other private-sector investment remained slowed down. Sale of brass products rose over the previous fiscal year due to increased demand for automobile parts use.
Sale in this segment were up 2% from the previous fiscal year to 48,492 million yen.

Electric equipment, construction and others

Sale of rubber products grew due to increased orders for OA device parts for financial terminals. But slow sale of hoses for automobiles, the leading rubber products, reduced overall sale of rubber products from the last fiscal year. Power transmission line construction dropped from the previous consolidated fiscal year, significantly affected by cutbacks in overhead transmission line projects.
These factors drove down sale in this segment 1% from the previous fiscal year to 74,473 million yen.

Note: Ethernet is a registered trademark of Xerox Corp.

(2) Matters that require Company response and projected results for the next fiscal year.

The Hitachi Cable Group is now faced with the challenge of heading off the development of a negative spiral and building firm business foundations for a rapid recovery in Group business results. This is despite a market reeling from the collapse of the IT Bubble.

In examining the current Japanese economy, even though we see results of its base private sector businesses show slight signs of minor recovery, leading to issues such as the continued need to process non-performing loans and a supply/demand imbalance, which in turn leads to deflationary pressures. There are no signs of recovery in private-sector investment and personal consumer spending. Unpredictable circumstances appear likely to continue. Overseas, various factors, including the future of the U.S. economy and the growing threat of terrorism appear likely to delay global economic recovery.

Given this business environment, the Hitachi Cable Group seeks to achieve profits through the following efforts.

The first of these efforts is selecting and focusing business resources. The Group has already made progress in part of this effort, internal and external business restructuring. During this fiscal year, we concluded partnerships with competitors in the fields of fiber—optic cables for the domestic market, cables for the construction industry, and copper tubes in China. We also finished shifting operations related to magnet wires and copper wire rods to Group companies. Although we have already seen some effects from these business restructuring efforts during this fiscal year, we believe they will lead to solid business results in the next fiscal year.
These efforts must be sustained through concentrated investment in businesses able to succeed despite limited resources. We must consider abandoning business operations that show little promise of return of capital invested.

Through major improvements in capital efficiency, beginning with the internal and external Group business restructuring referred to above and continuing with cuts in total labor expenses, disposal of excess manufacturing capacity, reductions in materials procurement costs through the Procurement Renewal Project (PRP), greater than reductions in product prices, reductions in inventory assets through business operation reforms, and increased efficiency of business activities, among other measures, we plan to lead Group business results to recovery.

Furthermore, by enhancing product development and manufacturing technology, we plan to concentrate all our efforts into taking advantage of business opportunities through optimal use of resources not just

of the Hitachi Cable Group, but of the entire Hitachi Group. To this end, we will speedily introduce new products to market in the fields of information networking, electronics materials and automotive products, which promise to create new demand, while enhancing manufacturing technological capabilities, quality, price, delivery times, and other aspects of our current products.

Below, we will examine market trends and prospects for business results in the next consolidated fiscal year.

Wire & cable

We expect slow sale of electric power cables, due to major cuts in investment by power companies, the end of peaking of major construction projects in the Tokyo metropolitan area, and the scarcity of major projects in other regions. We expect sale of telecommunications cables to increase over this fiscal year due to stable domestic demand for fiber—optic cables. Sale of electronic wires should increase, despite the domestic downward trend, due to enhanced sale and manufacturing in China and other regions where we expect sale growth.

Overall, we expect sale of 126.0 billion yen in this segment, approximately 1% more than the figure for this fiscal year.

Information system and electronic components

Sale of optical components are likely to decline from this consolidated fiscal year, due to the delay in a full-fledged recovery of investment by Northern American telecommunications firms. We expect sale of Telecommunication related construction and devices such as antennas to remain roughly equal to this fiscal year' s sale. This is because despite an anticipated slow down in demand related to next-generation mobile phones, demand related to the beginning of development of the infrastructure for terrestrial digital broadcasting is expected to grow. In the field of information network-related products, we plan to expand sale of transmission devices and switches for 10-Gigabit Ethernet networks, which will get into full operation, on the basis of which we anticipate growth in sale over the fiscal year 2003.
Although we expect continuing low demand for TAB tape for memory devices, we anticipate increased demand for COF (Chip On Film) products, in line with increasing refinement of LCD displays. For this reason, we expect sale of semiconductor packaging materials to remain roughly equal to this fiscal year' s figures.
Due to anticipated growth in demand for compound semiconductors used in the lasers of DVD devices, which is increasingly becoming popular, we expect sale to increase over this fiscal year.
Overall, we expect sale of 98 billion yen in this segment, approximately 1% above the figure for this fiscal year.

Copper products

We expect sale in copper strips to increase, primarily with regard to dual gauge strips for transistors and copper foil for FPCs (Flexible Print Circuits) and lithium-ion batteries, among other products.
With the shift of customers to overseas, we expect domestic demand for copper tube to continue to decline.
Our equity-method affiliate Shanghai Sunshine Copper Products, Co., Ltd. began full-fledged operations 2002 October in the Chinese copper tube market, which offers the growth for rapid growth. We expect this company to capture a healthy share of the demand for copper tube in the region.
Due to poor forecasts for private-sector investment from power companies and other firms, we expect sale of copper products for electric applications to continue at roughly the same level as this consolidated fiscal year. We expect continued growth in demand for brass products for use in auto parts.
Overall, we expect sale of 48 billion yen in this segment, approximately 1% lower than the figure for this consolidated fiscal year.

Electric equipment, construction and others

We expect sale of rubber products to increase next fiscal year, compared to this fiscal year, primarily due to the promise of growth in sale of hoses for automobiles and other products overseas. We expect cutbacks in investment by power companies to create harsher conditions for the transmission cable construction operations.
Overall, we expect sale of 72 billion yen in this segment, approximately 3% lower than the figure for this fiscal year.

Sale projects for each business segment are as indicated above. Taking into account the effects of early retirement and outplacement system instituted this fiscal year (the effects of which should be apparent next year) and the effects of other ongoing efforts such as cost-cutting measures and efficiency measures,

as well as the effects of increased depreciation on unrecognized differences arising from the reduction in discount rate of retirement benefit obligations, we anticipate sale of 325 billion yen, ordinary income of 4 billion yen, and net income of 2.5 billion yen in the next consolidated fiscal year.

(3) Financial status

① Financial status of fiscal year 2003

At the end of this fiscal year, cash and cash equivalents totaled 7,016 million yen, 4,850 million yen less than for the previous fiscal year. Cash flow and related factors are given below.
Cash flow from business activities was 23,919 million yen. Although losses before income taxes were 9,299 million yen, sale receivables fell to 12,073 million yen while inventory fell to 7,748 billion.
Cash flow used in investment activities was 979 million yen. Of this, expenditures for acquisition of tangible fixed assets totaled 15,717 million yen, expenditures for acquisition of securities in Advanced Cable Systems Corp. and Sumiden Hitachi Cable Ltd. totaled 3,705 million yen, income from sale of securities totaled 12,946 million yen, and proceeds from sale of tangible fixed assets totaled 5,513 million yen.

Cash flow used in financing activities totaled 27,910 million yen. Of this, decrease short-term debt totaled 21,085 million yen and acquisition of own shares totaled 1,197 million yen.

2. Outlook for fiscal year 2004

Cash flow from business operations is expected to show a income before income taxes and other adjustments, *due to cost reductions and rationalization measures.*

With regard to cash flow used in investment activities, investment and expenditures on acquisition of investment securities is expected to decline from fiscal year 2003.

With regard to cash flow used in financing activities, as outlined below, Hitachi Cable will propose acquisition of own shares based on Article 210 of the Commercial Code at the Regular General Shareholders' Meeting to be held June 27, 2003. This proposal is intended to enable more flexible capital policies in response to changes in the business environment and other circumstances. The total number of shares to be acquired will be up to 5 million shares. The total value of shares to be acquired will be up to 2 billion yen. Should this resolution be approved, Hitachi Cable plans to acquire its own shares in a flexible manner, taking into consideration matters such as business investment. Repayment of company bonds (for 10 billion yen) and reducing Interest-bearing debt are also planned.

We expect these measures will result in a final balance of total cash and cash equivalents at the end of fiscal year 2004 approximately equal to fiscal year 2003 figure: 7 billion yen.

3. Trends in financial status

	Fiscal year 2000	Fiscal year 2001	Fiscal year 2002	Fiscal year 2003
Shareholder equity ratio (%)	47.5	46.8	48.7	51.6
MTM shareholder equity ratio (%)	88.5	64.9	49.0	25.2
Years to pay off debt (%)	3.0	4.0	4.1	3.7
Interest coverage ratio (%)	16.4	10.9	11.5	13.5

Notes:
1. Shareholder equity ratio = total shareholder equity/total assets and shareholder equity
2. MTM shareholder equity ratio = MTM value of total shares/total assets
3. Years to pay off debt = Interest-bearing debt /cash flow from operations
4. Interest coverage ratio = cash flow from operations/interest paid

Explanation:
1. Each indicator is calculated using consolidated financial figures.
2. MTM value of total shares is calculated by the following formula:
   end-of-term closing price of shares × end-of-term total number of shares outstanding.
3. Cash flow from business activities on the consolidated cash flow statement is used for cash flow from operations.
4. Interest-bearing debt refers to all debt on the consolidated balance sheet on which interest is paid. Interest paid refers to the amount of interest paid shown on the consolidated cash flow statement.

4. Consolidated Balance Sheet

(million yen)

	End of Fiscal 2002 (Mar. 31, 2002) (A)	End of Fiscal 2003 (Mar. 31, 2003) (B)	B-A		End of Fiscal 2002 (Mar. 31, 2002) (A)	End of Fiscal 2003 (Mar. 31, 2003) (B)	B-A
[Assets]				[Liabilities]			
Current assets	176,917	147,353	-29,564	Current liabilities	140,847	107,401	-33,446
Cash and deposit in bank	12,482	7,649	-4,833	Notes payable and accounts payable	34,482	32,528	-1,954
Note receivable and accounts receivable	92,872	80,930	-11,942	Short-term debt	72,556	26,832	-45,724
Inventories	47,772	40,392	-7,380	Commercial paper	-	16,000	16,000
Deferred income taxes	6,342	3,859	-2,483	Amortized company bonds	7,783	10,000	2,217
Other current assets	18,363	14,941	-3,422	Others	26,026	22,041	-3,985
Allowance for doubtful accounts	-914	-418	496				
				Fixed liabilities	65,044	57,391	-7,653
Fixed assets	236,075	205,408	-30,667	Company bonds	20,000	15,000	-5,000
Tangible fixed assets	160,440	143,120	-17,320	Long-term debt	12,384	20,164	7,780
Buildings and structure	53,904	51,490	-2,414	Accrued pension and severance cost for employee	29,879	19,571	-10,308
Machinery and Vehicles, etc	79,072	68,972	-10,100	Reserve for directors' retirement allowance	1,607	1,531	-76
Land	11,351	11,313	-38	Deferred income taxes	387	298	-89
Construction in progress	16,113	11,345	-4,768	Others	787	827	40
Intangible fixed assets	2,294	3,139	845	Total liabilities	205,891	164,792	-41,099
Utility rights, etc	2,294	3,139	845	[Minority investment]			
				Minority investment	6,151	5,964	-187
Deferred income tax	5,142	16,109	10,967	[Shareholders' equity]			
Investment, etc.	71,958	46,287	-25,671	Paid-in capital	25,948	25,948	-
Allowance for doubtful debt	-3,759	-3,247	512	Capital surplus	30,028	30,098	70
				Earned Surplus	137,893	128,695	-9,198
				The balance of other accountable securities	8,658	1,350	-7,308
				Adjustment account of exchange rate	-516	-1,824	-1,308
				Treasury stock	-1,061	-2,262	-1,201
				Total Shareholders' equity	200,950	182,005	-18,945
Total Assets	412,992	352,761	-60,231	Total liabilities, minority investment and shareholders' equity	412,992	352,761	-60,231

(Note) Legal reserve (until fiscal 2002) →Capital surplus (From fiscal 2003)
Surplus fund (until fiscal 2002) →Earned surplus (From fiscal 2003)

5. Consolidated Statement of Profit and Loss

(million yen)

	Fiscal 2002 (A) (Apr. 1, 2001– Mar. 31, 2002)	Fiscal 2003 (B) (Apr. 1, 2002– Mar. 31, 2003)	B/A(%)
Net sales	353,050	325,100	92
Cost of sales	299,582	281,117	94
Sales, general and administrative expenses	55,235	45,942	83
Operating income (loss)	-1,767	-1,959	–
Non-operating income	6,436	5,372	83
(Interest and dividends received)	(1,276)	(1,616)	
(Miscellaneous revenues)	(5,160)	(3,756)	
Non-operating expenses	8,113	7,090	87
(Interest expenses)	(2,292)	(1,733)	
(Miscellaneous losses	(5,821)	(5,357)	
Ordinary income	-3,444	-3,677	–
Extraordinary income	4,627	13,852	299
(Gain on sales of negotiable securities)	(2,866)	(8,813)	
(Gain on sales of land)	(-)	(2,750)	
(Reversal of employees' severance obligations for prior service	(-)	(2,145)	
(Compensation received for office location)	(1,761)	(-)	
(Others)	(-)	(144)	
Extraordinary income	2,215	19,474	879
(Cost for restructuring)	(1,688)	(14,402)	
(Valuation loss of negotiable securities)	(-)	(3,389)	
(Loss on sales of negotiable securities)	(-)	(1,424)	
(Others)	(527)	(259)	
Income (loss) before income tax	-1,032	-9,299	–
Corporation, inhabitant taxes	1,459	1,107	
Deferred	-1,364	-3,434	
Minority shareholders' income	361	118	
Net income (loss)	-1,488	-7,090	–

6. Statement of Consolidated Surplus

(million yen)

	Fiscal 2002 (A) (Apr. 1, 2001- Mar.31, 2002)	Fiscal 2003 (B) (Apr.1, 2002- Mar.31, 2003)
[Capital surplus]		
Capital surplus brought forward	29,772	30,028
Increase of capital surplus	256	70
(Increase by merge)	(256)	(70)
Capital surplus carried forward	30,028	30,098
[Earned surplus]		
Earned surplus brought forward	143,413	137,893
Decrease of earned surplus	5,520	9,198
(Net loss of term under review)	(1,488)	(7,090)
(Cash dividends)	(3,734)	(1,859)
(Directors' bonuses)	(298)	(100)
(Decrease by the change of consolidated scope	(-)	(149)
Earned surplus carried forward	137,893	128,695

(Note) Legal reserve (until fiscal 2002) →Capital surplus (From fiscal 2003)
Surplus fund (until fiscal 2002) →Earned surplus (From fiscal 2003)

7. Consolidated Statement of Cash Flows

(million yen)

	Fiscal 2002 (Apr. 1, 2001~ Mar.31, 2002)	Fiscal 2003 (Apr.1, 2002- Mar.31, 2003)
[Cash flows from operating activities]		
Income (loss) before income tax	-1,032	-9,299
Depreciation	24,149	22,035
Increase/decrease of allowance for doubtful debt (decrease:-)	-177	-1,008
Gain on sales of negotiable securities	-4,072	-8,747
Interest received and dividends received	-1,276	-1,616
Interest expenses	2,292	1,733
Exchange profit/loss (profit:-)	-488	247
Increase/decrease trade receivable (increase:-)	29,878	12,073
Increase/decrease inventories (increase:-)	11,423	7,748
Increase/decrease trade payable (decrease:-)	-4,497	-1,966
Increase/decrease of amount in arrears (decrease:-)	-6,115	-2,606
Others	-12,400	6,907
Sub total	37,685	25,501
Earning on interest and dividends	1,276	1,616
Interest paid	-2,405	-1,777
Corporation tax and other tax paid	-8,863	-1,421
Net cash provided by operating activities	27,693	23,919
[Cash flows from investing activities]		
Expenditures for acquisition of securities	-6,583	-3,705
Proceeds from sales of securities	4,956	12,946
Expenditures for acquisition of tangible fixed assets	-32,087	-15,717
Proceeds from sales of tangible fixed assets	3,102	5,513
Others	-1,487	-16
Net cash used in investing activities	-32,099	-979
[Cash flows from financing activities]		
Increase/decrease in short-term borrowing (decrease:-)	15,370	-21,085
Proceeds from long-term debt	-	8,300
Expenditures for repayment of long-term debt	-1,306	-9,057
Proceeds from issue of corporate bond	-	5,000
Repayment of corporate bond	-10,000	-7,783
Payment for purchase of treasury stock	-1,061	-1,197
Dividends paid by parent company	-3,734	-1,859
Dividends paid to minority shareholders	-85	-229
Net cash provided by financing activities	-816	-27,910
Effect of exchange rate change on cash and cash equivalents	-98	111
Net increase/decrease in cash and cash equivalent (decrease:-)	-5,320	-4,859
Cash and cash equivalents at beginning of term	17,186	11,866
Net increase in cash and cash equivalents by newly consolidated subsidiaries	-	9
Cash and cash equivalents at the end of term	11,866	7,016

(Note) Listed cash and deposit to consolidated balance sheet at end of term and relation of listed cash and cash equivalents to consolidated statement of cash flows

	(Mar.31, 2002)	(Mar.31, 2003)
Cash and deposits	12,482	7,649
Fixed deposits (over 3 months)	-616	-633
Total	11,866	7,016

8. Notes

(1) Notes required by Consolidated Financial Statements Regulations of Japan (Excluding Consolidated Financial Statements Regulations of Japan Art. 15-2～9)

①Note receivable endorsed

〔Mar.31, 2002〕 1,829 million yen

〔Mar.31, 2003〕 5,242 million yen

②Accumulated depreciation of tangible fixed assets

〔Mar.31, 2002〕 292,337 million yen

〔Mar.31, 2003〕 286,001 million yen

③Guarantees of loans (including contingent guarantees)

〔Mar.31, 2002〕 1,233 million yen

〔Mar.31, 2003〕 1,599 million yen

④Letter of awareness

〔Mar.31, 2003〕 5,645 million yen

⑤Promissory notes transferred due to securitization of assets

〔Mar.31, 2002〕 5,577 million yen

〔Mar.31, 2003〕 11,375 million yen

⑥Accounts receivable transferred due to securitization of assets

〔Mar.31, 2002〕 —

〔Mar.31, 2003〕 4,400 million yen

(2) Notes required by Consolidated Financial Statements Regulations of Japan excluding (1)

①Segment information

A. Results by operating segment

Previous year (Apr. 1, 2001 —Mar. 31, 2002) (million yen)

	Wires and cables	Information systems and Electronic components	Copper Products	Electric equipment, construction and others	Total	Eliminated or company-wide	Consoli-dated
I. Net sales							
(1) Sales to customers	155, 941	95, 640	45, 923	55, 546	353, 050	—	353, 050
(2) In-house sales or transfer between operating segments	—	—	1, 630	19, 537	21, 167	(21, 167)	—
Total	155, 941	95, 640	47, 553	75, 083	374, 217	(21, 167)	353, 050
Operating expense	153, 028	101, 961	46, 792	74, 261	376, 042	(21, 225)	354, 817
Operating income (loss)	2, 913	-6, 321	761	822	-1, 825	58	-1, 767
II. Assets	160, 656	111, 928	41, 625	56, 172	370, 381	42, 611	412, 992
Depreciation	8, 785	10, 363	2, 687	2, 314	24, 149	—	24, 149
Capital expenditure	13, 116	11, 357	5, 555	2, 059	32, 087	—	32, 087

The term under review (Apr. 1, 2002-Mar. 31, 2003) (million yen)

	Wires and cables	Information systems and Electronic components	Copper Products	Electric equipment, construction and others	Total	Eliminated or company-wide	Consoli-dated
I. Net sales							
(1) Sales to customers	124, 561	97, 383	46, 189	56, 967	325, 100	—	325, 100
(2) In-house sales or transfer between operating segments	—	—	2, 303	17, 506	19, 809	(19, 809)	—
Total	124, 561	97, 383	48, 492	74, 473	344, 909	(19, 809)	325, 100
Operating expense	124, 417	101, 006	47, 464	73, 988	346, 875	(19, 816)	327, 059
Operating income (loss)	144	-3, 623	1, 028	485	-1, 966	7	-1, 959
II. Assets	128, 080	110, 244	45, 488	48, 887	332, 699	20, 062	352, 761
Depreciation	7, 706	9, 069	2, 876	2, 384	22, 035	—	22, 035
Capital expenditure	4, 817	5, 265	3, 274	2, 361	15, 717	—	15, 717

(Note) 1. As a rule, business operation is divided into ①Wires and cables, ②Information systems and electronic components, ③Copper products and ④Electric equipment, construction and others according to similarities of manufacturing processes, usage and selling methods.

Operating segments	Main products
Wires and cables	Wires and cables
Information systems and electronic components	Semiconductor packaging materials, compound semiconductors, optical components, systems related to information transmission
Copper products	Copper products
Electric equipment, construction and others	Accessories for wires and cables, construction, rubber products, others

2. Because all of the operating expenses are allocated to individual business segment, there are no unallocatable operating expenses in the "elimination or companywide" item.

B. Sales results by location

Previous year (Apr.1, 2001 —Mar.31, 2002) (million yen)

	Japan	Others	Total	Eliminated or company-wide	Consoli-dated
I. Net sales					
(1) Sales to customers	304,702	48,348	353,050	—	353,050
(2) In-house sales or transfer between operating segments	17,068	11,527	28,595	(28,595)	—
Total	321,770	59,875	381,645	(28,595)	353,050
Operating expense	325,170	58,343	383,513	(28,696)	354,817
Operating income (loss)	-3,400	1,532	-1,868	101	-1,767
II. Assets	340,150	43,787	383,937	29,055	412,992

The term under review (Apr.1, 2002-Mar.31, 2003) (million yen)

	Japan	Others	Total	Eliminated or company-wide	Consoli-dated
I. Net sales					
(1) Sales to customers	275,005	50,095	353,100	—	325,100
(2) In-house sales or transfer between operating segments	19,455	5,812	25,267	(25,267)	—
Total	294,460	55,907	350,367	(25,267)	325,100
Operating expense	297,928	54,447	352,375	(25,316)	327,059
Operating income (loss)	-3,468	1,460	-2,008	49	-1,959
II. Assets	306,582	41,656	348,238	4,523	352,761

(Note) 1. It is omitted to mention business results by country or region in the term under review, because the every ratio of sales of country or region in total net sales are less than 10%.

2. Others・・・U.S.A.、Thailand、China, etc.

3. Because operating expenses are allocated in their entirety to individual business segments, there are no unallocatable operating expenses in the "elimination or companywide" item.

C. Overseas

Previous year (Apr.1, 2001 —Mar.31, 2002)

	Asia	North America	Others	Total
Overseas	60,439 million yen	44,741 million yen	11,888 million yen	117,068 million yen
Consolidated sales				353,050 million yen
Ratio of overseas sales in consolidated sales	% 17.1	% 12.7	% 3.4	% 33.2

The term under review (Apr.1, 2002-Mar.31, 2003)

	Asia	North America	Others	Total
Overseas	49,615 million yen	18,332 million yen	8,275 million yen	76,222 million yen
Consolidated sales				325,100 million yen
Ratio of overseas sales in consolidated sales	% 15.3	% 5.6	% 2.5	% 23.4

(Note) 1. As a rule, countries or regions are divided according to geographical proximity to each other.

2. Main countries
   (1) Asia・・・China, South Korea, Taiwan, Thailand, Singapore
   (2) North America・・・U.S.A., Canada
   (3) Other countries・・・Italy, U.K., etc.

3. Overseas sales represent sales made by the Company and its consolidated subsidiaries in countries or regions other than Japan.

②Lease transaction

[Finance lease transactions other than those in which the leased assets are regarded as being transferred to the lessee.]

	Mar. 31, 2002	Mar. 31, 2003
Lease rental expense	1,070 million yen	872 million yen
Outstanding future lease payments as of the end of the period	1,982 million yen	1,733 million yen

[Operating lease transaction]

	Mar. 31, 2002	Mar. 31, 2003
Outstanding future lease payments	—	33 million yen

③The treat with the company concerned (Apr. 1, 2002-Mar. 31, 2003)

<Parent Company>

Company name	Address	Paid-in Capital (million yen)	Business	Ratio of voting rights, etc.	Relationship	
					Board members	Business
Hitachi, Ltd.	Chiyoda-ku, Tokyo	282,032	Manufacture and sale of electrical appliances	(1.1%) 53.3%	2 persons are holding two offices concurrently.	Trading each other and Hitachi cable has loans from Hitachi

Detail of trading	The amount of business (million yen)	Account item	The amount of carried forward (million yen)
Sale of our products	11,207	Account receivable	2,950
		Advance	9
Purchase of materials	1,708	Other liabilities	437
Advance money	3,597	Accounts due	348
	2,209	Arrearages and others	79
Debt	129,463	Short-term debt	5,349

(Notes)The treat condition and the policy of treat condition

1. Before we decide our products prices, we present our recommended prices with taking market prices and costs into consideration and negotiate.
2. Before we decide materials prices, Hitachi, Ltd. presents prices and negotiate referring to usual prices.
3. ( ) :Figures in parentheses are the ratio of voting rights, etc. of other subsidiary of Parent company: Hitachi Building Systems Co., Ltd. and other 22 companies.
4. Debt were made using Hitachi Ltd. and other funding systems to provide liquid funds that the Company may procure or repay in line with its requirements. The interest rate on borrowings is set by marketing interest rates with an appropriate commission.

B. Subsidiaries, etc.

Attributes	Name of company, etc.	Location	Capital (million yen)	Principal lines of business	Ratio of Voting rights, etc	Relationship		Content of transactions	Transaction amounts (millions of yen)	Account	End-of-term balance (millions of yen)
						Shared directors, etc.	Business relationship				
Equity-method affiliate	J-Power Systems Corp.	Minato-ku Tokyo	4,000	Development, design, manufacturing, construction, and overseas sales of products related to wires and cables	50.0%	Shared: 2 directors Transferred: 3 directors	Hitachi Cable purchases products from this company.	Sales of Hitachi Cable products	20	Accounts receivable	1
								Purchase of materials, etc.	18,354	Accounts payable	3,551
								Advances	23,332	Other accounts receivable	2,693
	Sumiden Hitachi Cable Ltd.	Taito-ku, Tokyo	400	Development, manufacturing, outsourced manufacturing, and sales of products related to wires and cables.	(10.0%) 50.0%	Shared: 1 director Transferred: 4 directors	Hitachi Cable sells products to and purchases products from this company. In addition, Hitachi Cable loans funds to this company.	Sales of Hitachi Cable products	3,279	Accounts receivable	3,427
								Purchase of materials, etc.	417	Accounts payable	436
								Advances	137	Other accounts receivable	102
								Funds loaned	100	Short-Term loans receivable	100

Notes: Transaction conditions, policies for determining transaction conditions, etc.

1. Prices for the sale of Hitachi Cable products are determined based on price negotiations, with Hitachi Cable indicating its desired prices in consideration of market prices and total cost.
2. Prices for the purchase of materials, etc. are determined based on price negotiations, with Hitachi Cable indicating its desired prices in consideration of the prices ordinarily paid.
3. Figures in parentheses under "Percentage of voting rights, etc. held by the company" indicate the ratio of indirect ownership of voting rights, etc. held by the company.

④Tax effect accounting

A. Breakdown of deferred tax assets and liabilities by major factors (million yen)

	Fiscal 2002 (As of March 31, 2002)	Fiscal 2003 (As of March 31, 2003)
<Deferred tax assets>		
Loss carried forward	4,389	8,994
Reserve for retirement allowance	8,155	5,169
Accrued employees bonuses	1,888	1,972
Restructuring cost	—	1,872
Unrealized profit on inventories	329	90
Others	4,217	4,219
Sub total	18,979	22,316
Valuation allowance	−743	−944
Total deferred tax assets	18,236	21,372
<Deferred tax liabilities>		
Difference in valuation of other securities	−6,270	−925
Others	−869	−777
Total deferred tax liabilities	−7,139	−1,702
Net deferred tax assets	11,097	19,670

B. The statutory effective tax rate used to calculate deferred tax assets and liabilities was 42.0% in the previous fiscal year, ended March 31, 2002. Following the enactment of the Law to Partially Amend the Local Tax Law (Law No. 9, 2003) on March 31, 2003, in the fiscal year under review the tax rate applicable to temporary differences expected to be settled by March 31, 2004 is 42.0%, while a tax rate of 40.4% will be applied to temporary differences expected to be settled thereafter. As a result, net deferred tax assets decreased 415 million yen, while deferred income taxes and net unrealized gain on market securities increased 449 million yen, respectively.

⑤Securities

Fiscal 2002 (As of Mar.31, 2002)

A. Other securities estimated on market price

(million yen)

	Acquisition cost (A)	Balance sheet value (B)	B-A
Market price over balance sheet value			
(1) Stock	9,752	24,958	15,206
(2) Bond			
①Government bond・Local government bond	-	-	-
②Company bond	-	-	-
③Others	-	-	-
(3) Others	-	-	-
Sub total	9,752	24,958	15,206
Market price under balance sheet value			
(1) Stock	1,482	1,155	- 327
(2) Bond			
①Government bond・Local government bond	-	-	-
②Company bond	-	-	-
③Others	2,000	2,000	-
(3) Others	-	-	-
Sub total	3,482	3,155	- 327
Total	13,234	28,113	14,879

B. Other securities that were sold during fiscal 2002

(million yen)

Amount of sale	Gain on sale	Loss on sale
4,956	4,072	-

C. Outlines and balance sheet value of securities that don' t estimate on market price

(million yen)

	Balance sheet value
Other securities	
Unlisted stock (excluding over-the-counter stock)	19,562
Unlisted company bond	-

D. A plan for redemption of other securities that have the due date.

(million yen)

	Within 1 year	Over 1 year and within 5 years	Over 5 years and within 10 years	Over 10 years
(1) Bond				
①Government bond・Local government Bond	-	-	-	-
②Company bond	-	-	-	-
③Others	-	-	-	2,000
(2) Others	-	-	-	-
Total	-	-	-	2,000

Fiscal 2003 (As of Mar.31, 2003)

A. Other securities estimated on market price

(million yen)

	Acquisition cost (A)	Balance sheet value (B)	B-A
Market price over balance sheet value			
(1) Stock	3,632	6,078	2,446
(2) Bond			
①Government bond・			-
Local government bond	-	-	
②Company bond	-	-	-
③Others	-	-	-
(3) Others	-	-	-
Sub total	3,632	6,078	2,446
Market price under balance sheet value			
(1) Stock	1,918	1,696	- 222
(2) Bond			
①Government bond・			
Local government bond	-	-	-
②Company bond	-	-	-
③Others	2,000	2,000	-
(3) Others	-	-	-
Sub total	3,918	3,696	- 222
Total	7,550	9,774	2,224

B. Other securities that were sold during fiscal 2003

(million yen)

Amount of sale	Gain on sale	Loss on sale
16,448	8,747	-

C. Outlines and balance sheet value of securities that don' t estimate on market price

(million yen)

	Balance sheet value
Other securities	
Unlisted stock (excluding over-the-counter stock)	14,464
Unlisted company bond	-

D. A plan for redemption of other securities that have the due date.

(million yen)

	Within 1 year	Over 1 year and within 5 years	Over 5 years and within 10 years	Over 10 years
(1) Bond				
①Government bond・ Local government Bond	-	-	-	-
②Company bond	-	-	-	-
③Others	-	-	2,000	-
(2) Others	-	-	-	-
Total	-	-	2,000	-

⑥Preset price, market price and valuation profit/loss of derivative contract

(million yen)

	Type of transaction	Fiscal 2002 (As of Mar.31, 2002)			Fiscal 2003 (As of Mar.31, 2003)		
		Preset price	Market price	Valuation profit/loss	Preset price	Market price	Valuation profit/loss
Currency	Forward exchange contracts						
	Sell	2,648	2,643	5	2,078	2,082	-4
	Buy	278	315	37	-	-	-
Interest	Swap transaction	17,900	3	3	17,900	-161	-161
Total		20,826	2,961	45	19,978	1,921	-165

(Note) There is no derivative transaction applying hedge accounts.

⑦Retirement benefits

A. Retirement benefit plan

The Company and its domestic consolidated subsidiaries have adopted a qualified retirement pension plan and unfounded benefit plan on a lump-sum payment basis, as its defined benefits system.

B. Retirement benefit obligations

(million yen)

	Fiscal 2002 (As of Mar.31, 2002)	Fiscal 2003 (As of Mar.31, 2003)
a. Retirement benefit obligations	−87,889	−94,416
b. Pension assets	47,154	39,838
c. Pension assets over (under) benefit obligations	−40,735	−54,578
d. Unrecognized net actuarial loss	10,856	35,007
e. Liabilities recognized in the balance sheet	−29,879	19,571

(Note) Certain subsidiaries adopted the simplified method for the calculation of retirement benefit obligations.

C. Retirement benefit expenses

(million yen)

	Fiscal 2002 (Apr.1, 2001—Mar.31, 2002)	Fiscal 2003 (Apr.1, 2002—Mar.31, 2003)
a. Service costs (Notes 1)	3,101	3,096
b. Interest costs	2,986	2,957
c. Expected return on plan assets	−1,583	−1,603
d. Amortization of transition obligations (Note 2)	−	−2,144
e. Amortization of unrecognized actuarial loss	745	1,187
f. Net periodic benefit expenses	5,249	3,493

(Note)

1. Contributions to the qualified retirement pension plan were deducted.
2. The subsidiaries' retirement benefit expenses calculated by the simplified method were included in service costs.

D. Acruarial calculation basis for retirement benefit obligations

	Fiscal 2002 (Apr. 1, 2001–Mar. 31, 2002)	Fiscal 2003 (Apr. 1, 2002–Mar. 31, 2003)
a. Periodic allocation method of projected benefit obligation	Straight-line basis over total service periods based on the unit credit method	
b. Discount rate	3.0%～3.5%	2.5%
c. Expected return on plan assets	Principally 3.5%	Principally 3.5%
d. Periods for amortization of prior service cost	—	A year Charged to income as a one-time expense for the fiscal year in which prior service cost arises.
e. Periods for amortization of unrecognized actuarial loss (gain)	10 years Retirement benefit liabilities that occur during each consolidated fiscal year are amortized as an expense by the straight-line method beginning from the following fiscal year over a specified number of years that is the same or less than the average number of years remaining to mandatory retirement age for all relevant employees.	

⑧ Going-concern assumption:
Not applicable

Embracing the Globe with Inspiration.
Hitachi Cable

HITACHI

Fact Book

平成16年3月期中間決算(First half of fiscal 2004)

Contents 目次

<Contact us お問い合わせ>
Hitachi Cable, Ltd.
日立電線株式会社

Administration Dept.
Corporate Communication Sec.
総務部 広報グループ

TEL 03-5252-3261
FAX 03-3214-5779

http://www.hitachi-cable.co.jp/

2003年10月27日作成
(As of Oct. 27,2003)

日立電線株式会社

Hitachi Cable,Ltd.

Sales 連結売上高

Consolidated

Fig.1 Sales by business segment
事業セグメント別売上高


(billion yen 10億円)
500
400
300
200
100
0
31-Mar-99
31-Mar-00
31-Mar-01
31-Mar-02
31-Mar-03
31-Mar-04
Electric Equipment, Construction and others 機器・工事事業他
Copper products 伸銅品事業
Information systems and electronic components 情報・エレクトロニクス事業
Wires and cables 電線・ケーブル事業

Fig.2 Sales by region segment
地域セグメント別売上高


(billion yen 10億円)
500
400
300
200
100
0
31-Mar-99
31-Mar-00
31-Mar-01
31-Mar-02
31-Mar-03
31-Mar-04
その他
日本

Fig.3 Overseas sales
海外売上高


(billion yen 10億円)
150
125
100
75
50
25
0
31-Mar-99
31-Mar-00
31-Mar-01
31-Mar-02
31-Mar-03
31-Mar-04
Others その他
North America 北米
Asia アジア

(billion yen 10億円)

		31-Mar-99	31-Mar-00	31-Mar-01	30-Sep-01	31-Mar-02	30-Sep-02	(A) 31-Mar-03	30-Sep-03	(B) 31-Mar-04 Forecast	(B)/(A)
Sales by business segment	**事業セグメント別売上高**										
Wires and cables	電線・ケーブル事業	167.1	154.4	171.5	82.9	155.9	60.1	124.5	65.0	128.0	103%
of which Electronic wires	機器用電線(内数)	(12.5)	(13.7)	(16.3)	(5.7)	(11.2)	(6.2)	(12.0)	(5.6)	(11.6)	97%
of which Magnet wires	巻線(内数)	(27.9)	(34.1)	(36.5)	(14.4)	(29.3)	(14.6)	(27.6)	(13.1)	(27.0)	98%
of which Power cables	電力ケーブル(内数)	(35.2)	(21.6)	(22.0)	(10.0)	(19.1)	(8.5)	(18.2)	(8.3)	(16.6)	91%
of which Telecommunication cables	通信ケーブル(内数)	(32.1)	(32.5)	(44.8)	(28.4)	(45.3)	(10.1)	(22.9)	(11.2)	(23.8)	104%
Information systems and electronic components	情報・エレクトロニクス事業	83.9	88.6	116.8	46.6	95.6	45.2	97.3	49.5	100.0	103%
of which Semiconductor packaging materials	半導体パッケージ材料(内数)	(28.1)	(33.0)	(34.3)	(10.7)	(22.1)	(12.8)	(25.4)	(12.3)	(25.3)	100%
Copper products	伸銅品事業	52.9	51.0	58.6	24.1	47.5	24.1	48.4	23.7	48.0	99%
Electric Equipment, Construction and others	機器・工事事業他	103.5	90.2	89.4	39.0	75.0	37.8	74.4	34.5	69.0	93%
of which Rubber products	ゴム製品(内数)	(24.7)	(23.2)	(25.7)	(11.6)	(23.3)	(11.5)	(22.5)	(11.3)	(22.7)	101%
Eliminated	消去	-25.4	-25.1	-26.1	-11.0	-21.1	-9.7	-19.8	-8.4	-20.0	101%
Total	合計	382.2	359.1	410.3	181.7	353.0	157.6	325.1	164.5	325.0	100%
Sales by region segment	**所在地セグメント別売上高**										
Japan	日本	-	-	379.3	166.5	321.7	143.6	294.4	148.5	288.5	98%
Others	その他	-	-	68.1	30.9	59.8	27.8	55.9	28.8	61.5	110%
Eliminated	消去	-	-	-37.0	-15.7	-28.5	-13.8	-25.2	-12.8	-25.0	99%
Total	合計	382.2	359.1	410.3	181.7	353.0	157.6	325.1	164.5	325.0	100%
Overseas sales	**海外売上高**										
Asia	アジア	51.9	62.1	69.2	28.7	60.4	23.6	49.6	25.1	48.0	97%
North America	北米	32.5	28.3	52.1	29.3	44.7	10.1	18.3	7.8	18.0	98%
Others	その他	13.0	9.8	14.4	7.6	11.8	4.8	8.2	4.5	8.0	98%
Total	合計	97.5	100.3	135.8	65.7	117.0	38.5	76.2	37.5	74.0	97%

31-Mar-04=Forecast　　2004年3月31日に終了する期の数値は、2003年10月27日現在の予想です。
Fig.1-2は、内部売上高、または振替高を消去する前の数値に基づき表示しております。
Fig.1-2 show the amounts before eliminating the intra-segment sales or transfer-transaction amounts.

Operating income 連結営業利益

Consolidated

Fig.1 Operating income by business segment
事業セグメント別営業利益


(billion yen 10億円)
30
25
20
15
10
5
0
-5
-10
31-Mar-99
31-Mar-00
31-Mar-01
31-Mar-02
31-Mar-03
31-Mar-04
Electric Equipment, Construction and others 機器・工事事業他
Copper products 伸銅品事業
Information systems and electronic components 情報・エレクトロニクス事業
Wires and cables 電線・ケーブル事業

Fig.2 Operating income by region segment
所在地セグメント別営業利益


(billion yen 10億円)
30
25
20
15
10
5
0
-5
31-Mar-99
31-Mar-00
31-Mar-01
31-Mar-02
31-Mar-03
31-Mar-04
Others その他
Japan 日本

(billion yen 10億円)

		31-Mar-99	31-Mar-00	31-Mar-01	30-Sep-01	31-Mar-02	30-Sep-02	(A) 31-Mar-03	30-Sep-03	(B) 31-Mar-04 Forecast	(B)/(A)
Operating income by business segment	**事業セグメント別営業利益**										
Wires and cables	電線・ケーブル事業	7.2	7.1	9.5	3.7	2.9	-0.2	0.1	0.8	2.6	2600%
Information systems and electronic components	情報・エレクトロニクス事業	0.6	3.1	9.9	-2.4	-6.3	-2.3	-3.6	-0.9	-0.1	-
Copper products	伸銅品事業	-2.4	1.4	4.0	0.2	0.7	0.3	1.0	0.9	1.8	180%
Electric Equipment, Construction and others	機器・工事事業他	5.0	3.8	3.6	0.6	0.8	-0.1	0.4	0.2	0.7	175%
Eliminated	消去	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	-
Total	合計	10.4	15.5	27.1	2.2	-1.7	-2.3	-1.9	1.1	5.0	-
Operating income by region segment	**所在地セグメント別営業利益**										
Japan	日本	-	-	23.3	0.9	-3.4	-3.3	-3.4	0.6	3.4	-
Others	その他	-	-	3.9	1.2	1.5	0.9	1.4	0.4	1.6	114%
Eliminated	消去	-	-	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	-
Total	合計	10.4	15.5	27.1	2.2	-1.7	-2.3	-1.9	1.1	5.0	-

31-Mar-04=Forecast　2004年3月31日に終了する期の数値は、2003年10月27日現在の予想です。
Fig.1-2は、内部売上高、または振替高を消去する前の数値に基づき表示しております。
Fig.1-2 show the amounts before eliminating the intra-segment sales or transfer-transaction amounts.

Profitability 連結収益性

Consolidated

Fig.1 Operating income(loss)
Operating income(loss)/Net sales
営業利益(損失)、売上高営業利益率



(billion yen 10億円)
35
30
25
20
15
10
5
0
-5
-10
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
-2.0%
31-Mar-99
31-Mar-00
31-Mar-01
31-Mar-04

Fig.2 Net income(loss) before taxes
Net income(loss) before taxes/Net sales
税引前利益(損失)、売上高税引前利益率



(billion yen 10億円)
15
10
5
0
-5
-10
-15
4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
-2.0%
-3.0%
-4.0%
31-Mar-99
31-Mar-00
31-Mar-01

Fig.3 Net income(loss)
Net income(loss)/Net sales
当期純利益(損失)、売上高当期純利益率



(billion yen 10億円)
10
8
6
4
2
0
-2
-4
-6
-8
-10
3.0%
2.0%
1.0%
0.0%
-1.0%
-2.0%
-3.0%
31-Mar-99
31-Mar-00
31-Mar-01

(billion yen 10億円)

		31-Mar-99	31-Mar-00	31-Mar-01	30-Sep-01	31-Mar-02	30-Sep-02	(A) 31-Mar-03	30-Sep-03	(B) 31-Mar-04 Forecast	(B)/(A)
Net sales	売上高	382.2	359.1	410.3	181.7	353.0	157.6	325.1	164.5	325.0	100%
Operating income(loss)	営業利益(損失)	10.4	15.5	27.1	2.2	-1.7	-2.3	-1.9	1.1	5.0	-
Operating income(loss)/Net sales	売上高営業利益率	2.7%	4.3%	6.6%	1.3%	-0.5%	-1.5%	-0.6%	0.7%	1.5%	-
Ordinary income(loss)	経常利益(損失)	7.5	9.9	25.6	1.7	-3.4	-2.6	-3.6	0.9	4.0	-
Ordinary income(loss)/Net sales	売上高経常利益率	2.0%	2.8%	6.2%	1.0%	-1.0%	-1.7%	-1.1%	0.6%	1.2%	-
Net income(loss) before taxes	税引前利益(損失)	6.5	10.0	14.0	1.6	-1.0	-2.2	-9.2	-8.7	-4.3	-
Net income(loss) before taxes/Net sale	売上高税引前利益率	1.7%	2.8%	3.4%	0.9%	-0.3%	-1.4%	-2.9%	-5.3%	-1.3%	-
Net income(loss)	当期(中間)純利益(損失)	2.0	6.0	8.4	0.8	-1.4	-2.1	-7.0	-5.7	-2.9	-
Net income(loss)/Net sales	売上高当期(中間)純利益率	0.5%	1.7%	2.1%	0.5%	-0.4%	-1.3%	-2.2%	-3.5%	-0.9%	-

31-Mar-04=Forecast　　2004年3月31日に終了する期の数値は、2003年10月27日現在の予想です。

Cash Flow キャッシュフロー他

Consolidated

(billion yen 10億円)

		31-Mar-99	31-Mar-00	31-Mar-01	30-Sep-01	31-Mar-02	30-Sep-02	(A) 31-Mar-03	30-Sep-03
Cash flows	**キャッシュフロー**								
Cash flows from operating activities	営業活動によるキャッシュ・フロー	-	34.6	27.2	5.3	27.6	20.3	23.9	10.3
Cash flows from operating activities	投資活動によるキャッシュ・フロー	-	-22.6	-45.6	-15.4	-32.0	2.3	-0.9	-1.1
Cash flows from financing activities	財務活動によるキャッシュ・フロー	-	-11.0	1.0	7.4	-0.8	-23.5	-27.9	-9.4
Cash and cash equivalents at the end of year	現金及び現金同等物の期末残高	-	34.7	17.1	14.0	11.8	11.2	7.0	6.7

		31-Mar-99	31-Mar-00	31-Mar-01	30-Sep-01	31-Mar-02	30-Sep-02	(A) 31-Mar-03	30-Sep-03
Total assets	総資産額	393.6	411.5	451.5	430.3	412.9	368.9	352.7	343.0
Shareholder's equity	株主資本	186.1	195.5	211.1	206.3	200.9	190.9	182.0	174.5
Shareholder's equity per share [Yen]	1株当たり株主資本 [円]	494.58	523.64	565.32	552.58	540.20	513.43	494.72	479.95
Net income(loss) per share [Yen]	1株当たり当期(中間)純利益(損失) [円]	5.32	16.15	22.61	2.22	-3.99	-5.65	-19.25	-15.57
Shareholder's equity ratio	株主資本比率	47.3%	47.5%	46.8%	48.0%	48.7%	51.8%	51.6%	50.9%
Shareholder's equity ratio by the market price basis	時価ベースの株主資本比率	-	88.5%	64.9%	37.6%	49.0%	32.5%	25.2%	44.0%
Return on Equity	株主資本当期純利益率	1.1%	3.2%	4.2%	-	-0.7%	-	-3.7%	-
Years of debt redemption	債務償還年数	-	3.0	4.0	22.3	4.1	4.4	3.7	8.0
Interest coverage ratio	ｲﾝﾀﾚｽﾄ･ｶﾊﾞﾚｯｼﾞ･ﾚｼｵ(倍)	-	16.4	10.9	4.4	11.5	21.0	13.5	13.9

31-Mar-04=Forecast　2004年3月31日に終了する期の数値は、2003年10月27日現在の予想です。

Capital investment, etc. 連結設備投資額等

Consolidated

Fig.1 Capital Investment
設備投資額


(billion yen 10億円)
50
40
30
20
10
0
31-Mar-99 31-Mar-00 31-Mar-01 31-Mar-02 31-Mar-03 31-Mar-04

Fig.2 Depreciation
減価償却費


(billion yen 10億円)
25
20
15
10
5
0
31-Mar-99 31-Mar-00 31-Mar-01 31-Mar-02 31-Mar-03 31-Mar-04

Fig.3 R&D expenditures
R&D expenditures/Net sales
研究開発費、売上高研究開発費比率


(billion yen 10億円)
15
10
5
0
5.0%
4.0
3.0
2.0
1.0
0.0
31-Mar-99 31-Mar-00 31-Mar-01 31-Mar-02 31-Mar-03 31-Mar-04
R&D expenditures 研究開発費
R&D expenditures/Net sales 売上高研究開発費比率

(billion yen 10億円)

		31-Mar-99	31-Mar-00	31-Mar-01	30-Sep-01	31-Mar-02	30-Sep-02	(A) 31-Mar-03	30-Sep-03	(B) 31-Mar-04 Forecast	(B)/(A)
Capital investment	**設備投資額**										
Wires and cables	電線・ケーブル事業	10.3	7.3	12.4	-	13.1	2.4	4.8	2.4	3.8	79%
Information systems and electronic components	情報・エレクトロニクス事業	10.7	9.0	23.3	-	11.3	1.8	5.2	2.3	4.8	92%
Copper products	伸銅品事業	2.7	1.9	2.2	-	5.5	2.5	3.2	0.5	1.2	38%
Electric Equipment, Construction and others	機器・工事事業他	4.0	5.0	5.9	-	2.0	1.3	2.3	1.0	2.0	87%
Total	**合計**	28.0	23.3	43.9	18.8	32.0	8.1	15.7	6.2	11.8	75%
Depreciation	**減価償却費**										
Wires and cables	電線・ケーブル事業	9.8	9.5	9.7	-	8.7	4.1	7.7	3.6	7.2	94%
Information systems and electronic components	情報・エレクトロニクス事業	7.9	7.9	8.9	-	10.3	4.9	9.0	3.7	7.7	86%
Copper products	伸銅品事業	3.9	3.1	2.9	-	2.6	1.4	2.8	1.4	3.0	107%
Electric Equipment, Construction and others	機器・工事事業他	2.7	2.3	2.5	-	2.3	1.2	2.3	1.1	2.3	100%
Total	**合計**	24.5	22.9	24.1	12.2	24.1	11.7	22.0	9.8	20.2	92%
Construction in progress	**建設仮勘定**	3.8	6.1	15.2	20.1	16.1	13.9	11.3	8.1	7.7	68%
R&D expenditures	**研究開発費**	13.3	13.6	13.0	7.6	13.6	5.4	10.3	4.9	10.0	97%
R&D expenditures/Net sales	売上高研究開発費比率	3.5%	3.8%	3.2%	4.2%	3.9%	3.4%	3.2%	3.0%	3.1%	97%

31-Mar-04=Forecast 2004年3月31日に終了する期の数値は、2003年10月27日現在の予想です。

Employee, etc. 連結従業員数等

Consolidated

Fig.1 Number of employees
従業員数


(Number of employees)
15,000
10,000
5,000
0
31-Mar-99
31-Mar-00
31-Mar-01
31-Mar-02
31-Mar-03
31-Mar-04
Electric Equipment, Construction and others 機器・工事事業他
Copper products 伸銅品事業
Information systems and electronic components 情報・エレクトロニクス事業
Wires and cables 電線・ケーブル事業

Fig.2 Interest accruing debt
有利子負債


(billion yen 10億円)
120
100
80
60
40
20
0
31-Mar-99
31-Mar-00
31-Mar-01
31-Mar-02
31-Mar-03
31-Mar-04

(Number of employees 人)

		31-Mar-99	31-Mar-00	31-Mar-01	30-Sep-01	31-Mar-02	30-Sep-02	(A) 31-Mar-03	30-Sep-03	(B) 31-Mar-04 Forecast	(B)/(A)
Number of employees	**従業員数**										
Wires and cables	電線・ケーブル事業	–	5,211	5,514	5,515	4,981	4,627	4,200	4,343	4,315	103%
Information systems and electronic components	情報・エレクトロニクス事業	–	3,069	3,172	3,052	3,007	2,880	2,635	2,785	2,663	101%
Copper products	伸銅品事業	–	1,525	1,429	1,236	1,176	1,155	1,023	983	968	95%
Electric Equipment, Construction and others	機器・工事事業他	–	3,759	3,541	3,540	3,393	3,173	3,027	4,648	4,629	153%
Staff	全社共通	–	1,029	1,004	1,001	986	953	919	875	853	93%
Total	**合計**	13,318	14,593	14,660	14,344	13,543	12,788	11,804	13,634	13,428	114%

(billion yen 10億円)

Interest accruing debt	**有利子負債**	94.9	102.6	109.1	118.1	112.7	90.2	87.9	82.6	66.0	75.1%
Finance	**金融収支**	-0.8	-1.1	-1.3	-0.4	-1.0	-0.1	-0.1	-0.4	-0.9	–

31-Mar-04=Forecast　2004年3月31日に終了する期の数値は、2003年10月27日現在の予想です。

Profitability 収益性

Non-Consolidated

Fig.1 Operating income(loss)
Operating income(loss)/Net sales
営業利益(損失)、売上高営業利益率



(billion yen 10億円)
20
15
10
5
0
-5
-10
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
-2.0%
-3.0%
31-Mar-99
31-Mar-00
31-Mar-01
31-Mar-02
31-Mar-03
31-Mar-04

Fig.2 Net income(loss)
Net income(loss) before taxes/Net sales
税引前利益(損失)、売上高税引前利益率



(billion yen 10億円)
15
12
9
6
3
0
-3
-6
-9
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
-2.0%
-3.0%
31-Mar-99
31-Mar-00
31-Mar-01
31-Mar-02
31-Mar-03
31-Mar-04

Fig.3 Net income(loss)
Net income(loss)/Net sales
当期純利益(損失)、売上高当期純利益率



(billion yen 10億円)
8
6
4
2
0
-2
-4
4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
-2.0%
31-Mar-99
31-Mar-00
31-Mar-01
31-Mar-02
31-Mar-03
31-Mar-04

(billion yen 10億円)

		31-Mar-99	31-Mar-00	31-Mar-01	30-Sep-01	31-Mar-02	30-Sep-02	(A) 31-Mar-03	30-Sep-03	(B) 31-Mar-04 Forecast	(B)/(A)
Net sales	売上高	318.7	294.1	330.4	144.0	269.8	120.4	242.9	113.2	230.0	95%
Operating income(loss)	営業利益(損失)	6.7	9.9	18.7	0.3	-4.4	-3.3	-4.8	-0.1	2.0	-
Operating income(loss)/Net sales	売上高営業利益率	2.1%	3.4%	5.7%	0.2%	-1.7%	-2.8%	-2.0%	-0.1%	0.9%	-
Ordinary income(loss)	経常利益(損失)	7.0	7.8	19.3	1.1	2.7	2.7	-3.0	0.3	2.0	-
Ordinary income(loss)/Net sales	売上高経常利益率	2.2%	2.7%	5.9%	0.8%	-1.0%	-2.3%	-1.2%	0.3%	0.9%	-
Net income(loss) before taxes	税引前利益(損失)	6.1	6.5	12.0	1.0	-1.9	-1.1	-5.7	-7.9	-5.2	-
Net income(loss) before taxes/Net sales	売上高税引前利益率	1.9%	2.2%	3.7%	0.7%	-0.7%	-1.0%	-2.4%	-7.0%	-2.3%	-
Net income(loss)	当期(中間)純利益(損失)	3.2	4.1	7.1	0.8	-0.2	-0.4	-3.3	-4.5	-2.9	-
Net income(loss)/Net sales	売上高当期(中間)純利益率	1.0%	1.4%	2.2%	0.6%	-0.1%	-0.4%	-1.4%	-4.0%	-1.3%	-

31-Mar-04=Forecast 2004年3月31日に終了する期の数値は、2003年10月27日現在の予想です。

Sales by demand category/ Export by area 需要部門別売上高・仕向先別輸出額

Non-Consolidated

Fig.1 Sales by demand category
需要部門別売上高


(billion yen 10億円)
400
350
300
250
200
150
100
50
0
31-Mar-99
31-Mar-00
31-Mar-01
31-Mar-02
31-Mar-03
Export 輸出
Other domestic demand その他内需
Construction 建設
Transport machinery 輸送機械
Electric machinery 電気機械
Electric power 電力
Telecommunications 通信
Public agencies 官公庁

Fig.2 Export by area
仕向先別輸出額


(billion yen 10億円)
80
60
40
20
0
31-Mar-99
31-Mar-00
31-Mar-01
31-Mar-02
31-Mar-03
Others その他
America 北中南米
Europe 欧州
The Middle East 中近東
Asia アジア

(billion yen 10億円)

		31-Mar-99	31-Mar-00	31-Mar-01	30-Sep-01	31-Mar-02	30-Sep-02	31-Mar-03	30-Sep-03
Sales by demand category	**需要部門別売上高**								
Public agencies	官公庁	4.6	3.4	4.0	1.6	4.1	1.7	4.0	1.3
Telecommunications	通信	17.1	15.8	22.5	10.5	22.2	9.0	22.2	11.7
Electric power	電力	44.5	24.7	22.1	7.6	16.8	7.2	13.8	5.6
Electric machinery	電気機械	77.6	78.3	84.6	33.7	65.1	36.8	71.7	35.1
Transport machinery	輸送機械	12.9	12.7	12.5	5.9	11.4	5.1	10.9	5.8
Construction	建設	48.4	46.9	55.8	23.6	46.4	19.8	39.9	14.8
Other domestic demand	その他内需	47.7	43.9	41.8	19.0	35.6	17.3	37.0	19.5
Export	輸出	65.4	68.0	86.7	41.8	68.2	23.5	42.9	19.1
Total(A)	合計	318.7	294.1	330.4	144.0	269.8	120.4	242.9	113.2
Export by area	**仕向先別輸出額**								
Asia	アジア	31.8	35.8	36.7	14.0	28.4	14.3	26.9	12.7
The Middle East	中近東	3.4	1.6	1.2	1.4	1.8	0.9	1.1	0.1
Europe	欧州	5.2	3.8	6.6	3.0	5.0	1.5	2.7	1.1
America	北中南米	24.4	26.2	41.6	23.1	32.6	6.6	12.0	5.1
Others	その他	0.4	0.4	0.4	0.1	0.1	0.0	0.0	0.0
Total(B)	合計	65.4	68.0	86.7	41.8	68.2	23.5	42.9	19.1

Sales results by product
製品別売上高

Non-consolidated

(billion yen 10億円)

		31-Mar-99	31-Mar-00	31-Mar-01	31-Mar-02		31-Mar-03		31-Mar-04		(B)/(A)
		Total	Total	Total	1st half	Total	1st half	Total(A)	1st half	Forecast Total(B)	
Wires and Cables	**電線・ケーブル事業**										
Bare wires	銅裸線	18.5	17.0	17.1	8.2	12.0	4.4	8.1	3.8	7.6	94%
Insulated wires	絶縁線	33.0	31.3	32.2	13.0	25.4	13.1	26.8	13.3	26.4	99%
of which Electronic wires	機器用電線(内数)	(9.0)	(10.1)	(11.3)	(3.8)	(7.3)	(4.2)	(8.2)	(4.1)	(8.5)	104%
Magnet wires	巻線	19.5	18.1	17.4	6.1	12.4	6.1	12.5	5.7	11.6	93%
of which Litz wires	リッツ線(内数)	(6.2)	(6.5)	(5.4)	(1.2)	(2.7)	(0.8)	(1.5)	(0.3)	(0.4)	27%
Power cables	電力ケーブル	35.1	21.5	22.0	10.0	19.1	8.5	15.5	3.9	8.0	52%
Aluminum wires	アルミ線	6.5	4.0	5.0	1.2	2.6	1.2	2.4	1.1	2.4	100%
Telecommunication cables	通信ケーブル	25.4	25.5	34.8	22.8	35.1	7.1	15.8	7.1	15.6	99%
of which Fiber-optic cables	光ケーブル(内数)	(-)	(9.9)	(12.7)	(6.9)	(14.4)	(4.4)	(11.0)	(5.4)	(11.1)	101%
of which Submarine fiber-optic cables	光海底ケーブル(内数)	(9.2)	(8.5)	(18.3)	(13.8)	(16.6)	(0.5)	(0.6)	(0.0)	(0.3)	50%
Sub total	小計	138.2	117.7	128.6	61.6	106.9	40.6	81.3	35.1	71.6	88%
Information Systems & Electronic Components	**情報・エレクトロニクス事業**										
Semiconductor packaging materials	半導体パッケージ材料	22.2	26.4	25.8	9.1	18.3	10.1	19.7	9.5	15.5	79%
of which TAB related products	TAB関連(内数)	(5.0)	(10.4)	(11.8)	(4.5)	(9.4)	(4.8)	(9.3)	(4.3)	(9.7)	104%
of which Leadframes, etc.	リードフレーム等(内数)	(17.1)	(16.0)	(13.9)	(4.6)	(8.8)	(5.3)	(10.4)	(5.1)	(5.8)	56%
Compound semiconductors	化合物半導体	10.0	12.9	19.2	6.1	12.2	7.3	13.9	7.3	16.0	115%
PLC related products	WDM用導波路製品	3.3	4.1	5.6	1.3	2.2	0.2	0.7	0.3	0.7	100%
Fiber-optic transceivers	光トランシーバ	1.4	1.2	5.6	3.0	5.3	2.7	4.6	1.8	3.8	83%
LAN related Products	LAN・キャリア関連製品	9.7	10.2	14.0	8.6	18.4	11.4	23.9	11.6	25.0	105%
High frequency and wireless related products(excluding copper strips for communication cables)	高周波・無線関連(通信ケーブル用銅条を除く)	15.8	14.1	25.2	8.9	17.5	4.9	14.9	7.4	15.3	103%
Others	その他	14.7	13.8	14.8	4.6	7.9	3.6	8.5	4.4	8.8	104%
Sub total	小計	77.4	82.7	106.9	41.6	81.8	40.4	86.4	42.6	85.1	98%
Copper Products	**伸銅品事業**										
Copper tubes	銅管	20.2	17.3	17.5	8.0	16.1	8.5	15.5	6.8	12.8	83%
Copper strips	銅条	13.7	16.0	20.9	7.7	15.2	7.7	16.0	8.7	19.5	122%
of which Copper strips for semiconductor packaging materi	半導体用銅条(内数)	(3.9)	(5.6)	(9.2)	(2.4)	(6.2)	(4.8)	(9.5)	(5.3)	(12.0)	126%
of which Copper strips for telecommunication cables	通信ケーブル用銅条(内数)	(-)	(4.4)	(6.0)	(2.6)	(4.2)	(0.6)	(1.7)	(0.8)	(2.1)	124%
Copper products for electric applications	電気用伸銅品	6.1	5.1	6.5	3.0	5.7	2.3	4.7	2.2	5.0	106%
Others	その他	3.4	3.2	2.6	1.3	2.4	1.0	2.3	1.1	2.4	104%
Sub total	小計	43.4	41.7	47.7	20.2	39.5	19.7	38.7	19.0	39.7	103%
Electric Equipment, Construction and Others	**機器・工事事業他**										
Rubber products	ゴム製品	16.4	16.4	16.0	7.1	14.4	7.1	14.0	6.9	13.6	97%
of which Rubber rollers for information equipment	OA用ゴムローラ(内数)	(3.2)	(3.6)	(3.0)	(1.5)	(2.6)	(1.5)	(2.8)	(1.4)	(2.4)	86%
Electric construction, etc.	電力工事 その他	43.0	35.5	31.1	13.5	27.2	12.4	22.3	9.5	20.0	90%
Sub total	小計	59.5	51.9	47.1	20.6	41.6	19.6	36.3	16.4	33.6	93%
Total	合計	318.7	294.1	330.4	144.0	269.8	120.4	242.9	113.2	230.0	95%

31-Mar-04=Forecast
2004年3月31日に終了する期の数値は、2003年10月27日現在の予想です。

Export sales results by product
製品別売上高(輸出)

Non-consolidated

(billion yen 10億円)

		31-Mar-99	31-Mar-00	31-Mar-01	31-Mar-02		31-Mar-03		31-Mar-04
		Total	Total	Total	1st half	Total	1st half	Total	1st half
Wires and Cables	**電線・ケーブル事業**								
Bare wires	銅裸線	3.3	3.7	3.5	1.8	2.9	1.5	2.8	1.3
Insulated wires	絶縁線	1.1	1.7	2.1	0.8	1.6	1.0	1.9	1.0
Magnet wires	巻線	5.4	6.6	5.2	1.2	2.8	1.0	2.0	0.3
Power cables	電力ケーブル	4.1	2.0	1.3	1.0	1.3	0.1	0.2	0.0
Aluminum wires	アルミ線	1.1	1.1	0.5	0.5	0.6	0.1	0.1	0.0
Telecommunication cables	通信ケーブル	11.2	11.4	21.3	16.0	19.1	0.7	0.8	0.1
Sub total	小計	26.5	26.9	34.2	21.4	28.6	4.6	8.0	2.8
Information Systems & Electronic Components	**情報・エレクトロニクス事業**								
Semiconductor packaging materials	半導体パッケージ材料	8.2	9.2	10.4	3.4	7.2	3.0	5.5	2.1
of which TAB related products	TAB関連(内数)	(1.9)	(4.0)	(5.9)	(1.8)	(4.2)	(1.6)	(2.7)	(0.8)
of which Leadframes, etc.	リードフレーム等(内数)	(6.3)	(5.2)	(4.5)	(1.6)	(3.0)	(1.4)	(2.8)	(1.3)
Compound semiconductors	化合物半導体	2.1	2.4	3.2	1.8	3.2	0.7	1.4	0.9
PLC related products	WDM用導波路製品	1.9	3.2	5.2	1.0	1.7	0.1	0.3	0.1
Fiber-optic transceivers	光トランシーバ	0.4	0.6	4.7	2.8	4.7	2.3	3.8	1.7
Others	その他	1.7	1.8	2.1	0.8	1.3	0.5	1.7	1.7
Sub total	小計	14.7	17.4	25.8	9.9	18.3	6.8	12.9	6.6
Copper Products	**伸銅品事業**								
Copper tubes	銅管	6.9	5.6	5.9	2.1	5.5	3.2	5.4	1.6
Copper strips	銅条	7.9	9.2	12.7	4.6	8.9	4.3	9.5	5.1
of which Copper strips for semiconductor packaging materials	半導体用銅条(内数)	(3.1)	(4.4)	(6.4)	(1.6)	(4.1)	(3.5)	(7.2)	(4.0)
of which Copper strips for telecommunication cables	通信ケーブル用銅条(内数)	-	(4.3)	(5.8)	(2.5)	(4.0)	(0.5)	(1.6)	(0.8)
Copper products for electric applications	電気用伸銅品	0.4	0.5	0.6	0.2	0.5	0.2	0.5	0.2
Others	その他	0.0	0.3	0.1	0.1	0.1	0.1	0.3	0.0
Sub total	小計	15.3	15.7	19.5	7.1	15.2	8.0	15.8	7.1
Electric Equipment, Construction and Others	**機器・工事事業他**								
Rubber products	ゴム製品	3.5	3.7	3.8	1.6	3.4	1.9	3.4	1.5
Electric construction ,etc.	電力工事 その他	5.3	4.0	3.3	1.6	2.5	2.0	2.7	0.9
Sub total	小計	8.8	7.8	7.1	3.3	6.0	3.9	6.1	2.5
Total	**合計**	65.4	68.0	86.7	41.8	68.2	23.5	42.9	19.1

Volume by product
製品別出荷数量

Non-consolidated

(Volume = t 単位)

		31-Mar-99	31-Mar-00	31-Mar-01	31-Mar-02		31-Mar-03		31-Mar-03
		Total	Total	Total	1st half	Total	1st half	Total	1st half
Wires and Cables	**電線・ケーブル事業**								
Bare wires	銅裸線	62,185	66,404	62,760	30,540	43,113	14,380	26,533	10,590
Insulated wires	絶縁線	27,067	25,504	24,817	10,088	20,127	10,424	21,543	9,869
Magnet wires	巻線	30,308	30,216	30,349	11,962	23,792	12,321	25,053	12,215
Power cables	電力ケーブル	39,115	35,620	39,127	16,794	32,624	15,223	25,861	3,292
Aluminum wires	アルミ線	11,126	6,835	8,277	898	1,898	1,836	2,680	1,441
Telecommunication cables	通信ケーブル	6,544	6,145	7,090	3,816	6,011	1,469	3,134	1,180
Sub total	小計	176,345	170,724	172,420	74,098	127,565	55,653	104,804	38,587
Information Systems & Electronic Components	**情報・エレクトロニクス事業**								
Semiconductor packaging materials	半導体パッケージ材料	–	–	–	–	–	–	–	–
Compound semiconductors	化合物半導体	–	–	–	–	–	–	–	–
PLC related products	WDM用導波路製品	–	–	–	–	–	–	–	–
Fiber-optic transceivers	光トランシーバ	–	–	–	–	–	–	–	–
LAN related products(excluding LAN cables)	LAN・キャリア関連(LANケーブルを除く)	–	–	–	–	–	–	–	–
High frequency and wireless related products(excluding copper strips for communication cables)	高周波・無線関連(通信ケーブル用銅条を除く)	–	–	–	–	–	–	–	–
Others	その他	–	–	–	–	–	–	–	–
Sub total	小計	–	–	–	–	–	–	–	–
Copper Products	**伸銅品事業**								
Copper tubes	銅管	39,773	37,995	38,050	17,344	33,418	16,198	32,149	15,626
Copper strips	銅条	31,003	38,497	46,475	18,258	35,629	16,816	35,552	19,033
Copper products for electric applications	電気用伸銅品	13,293	12,221	15,995	7,007	13,198	5,338	11,198	5,327
Others	その他	3,348	3,071	2,346	847	1,236	443	1,271	562
Sub total	小計	87,417	91,784	102,866	43,456	83,481	38,795	80,170	40,548
Electric Equipment, Construction and Others	**機器・工事事業他**								
Rubber products	ゴム製品	–	–	–	–	–	–	–	–
Electric construction, etc.	電力工事 その他	–	–	–	–	–	–	–	–
Sub total	小計	–	–	–	–	–	–	–	–
Total	合計	274,183	273,630	284,597	120,645	216,854	98,031	191,518	80,608

アルミ線の重量は、2002年3月分よりアルミ量のみを掲載(2001年3月期以前は銅線の重量を含む)。

Capital investment, etc. 設備投資額等

Non-Consolidated

Fig.1 Capital Investment
設備投資額


(billion yen 10億円)
40
30
20
10
0
31-Mar-99
31-Mar-00
31-Mar-01
31-Mar-02
31-Mar-03
31-Mar-04

Fig.2 Depreciation
減価償却費


(billion yen 10億円)
20
15
10
5
0
31-Mar-99
31-Mar-00
31-Mar-01
31-Mar-02
31-Mar-03
31-Mar-04

Fig.3 R&D expenditures
R&D expenditures/Net sales
研究開発費、売上高研究開発費比率


(billion yen 10億円)
15
10
5
0
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
31-Mar-99
31-Mar-00
31-Mar-01
31-Mar-02
31-Mar-03
31-Mar-04

(billion yen 10億円)

		31-Mar-99	31-Mar-00	31-Mar-01	30-Sep-01	31-Mar-02	30-Sep-02	(A) 31-Mar-03	30-Sep-03	(B) 31-Mar-04 Forecast	(B)/(A)
Capital investment	**設備投資額**	21.1	14.4	33.1	15.0	26.0	6.0	9.7	3.1	6.5	67.0%
Depreciation	**減価償却費**	18.5	16.6	17.7	9.4	18.1	8.4	15.9	6.4	13.4	84.3%
Construction in progress	**建設仮勘定**	3.0	2.6	8.4	16.3	15.3	12.7	9.8	6.5	6.1	62.2%
R&D expenditures	**研究開発費**	13.1	13.4	12.8	7.5	13.4	5.3	10.2	4.7	9.6	94.1%
R&D expenditures/Net sales	売上高研究開発費比率	4.1%	4.6%	3.9%	5.2%	5.0%	4.4%	4.2%	4.1%	4.2%	100.0%
Interest accruing debt	**有利子負債**	73.8	74.5	85.0	81.5	91.5	74.3	73.1	67.6	53.0	72.5%
Finance	**金融収支**	0.7	0.6	0.8	1.2	2.4	1.2	1.8	0.5	0.6	33.3%

(Number of employees 人)

Number of Employees	**従業員数**										
Wires and cables	電線・ケーブル事業	-	1,870	1,767	1,680	1,366	1,064	935	859	843	90%
Information systems and electronic componen	情報・エレクトロニクス事業	-	2,242	2,255	2,358	2,306	2,276	1,838	1,745	1,489	81%
Copper products	伸銅品事業	-	951	889	868	819	806	702	693	678	97%
Electric equipment, Construction and others	機器・工事事業他	-	468	442	354	306	285	263	264	261	99%
Staff	全社共通	-	1,029	1,004	1,001	986	953	919	875	853	93%
Total	**合計**	6,609	6,560	6,357	6,261	5,783	5,384	4,657	4,436	4,124	89%

31-Mar-04=Forecast　2004年3月31日に終了する期の数値は、2003年10月27日現在の予想です。

（注意事項）

本資料の業績予想・業績目標は、当社が本資料作成時点において合理的であると判断する一定の前提に基づいており、実際の業績は予想・目標と大きく異なることがありえます。その要因のうち主なものは、次のとおりです。

- 主要市場（特に日本、米国、アジア）における経済状況
- 急激な技術変化
- 新製品・新技術の開発、タイムリーな市場投入、低コスト生産を実現する当社及び子会社の能力
- 製品市場、製品市況の変動（特にｴﾚｸﾄﾛﾆｸｽﾋﾞｼﾞﾈｽ）
- 為替相場変動
- 資金調達環境
- 製品需給、製品市況及び為替相場等の変動に対する当社及び子会社の能力
- 自社特許の保護及び他社特許の利用の確保
- 製品開発等における他社との提携関係
- 日本の株式相場変動

<Safe Harbor Statement>

The performance forecasts and targets in these materials are based on assumptions that were judged to be valid at the time these materials were created. Actual performance may be very different from these forecasts and targets. Reasons for any differences include:

- Economic conditions in key markets (in particular, Japan, Asia, the United States)
- Rapid technological change (in particular in Electronics business)
- The ability of the Company and its subsidiary companies to develop new products and new technologies, enter markets in a timely manner, and develop low-cost production capabilities
- Changes in markets and/or market conditions (in particular, in Electronics business)
- Changes in exchange rates
- Changes in the fund raising environment
- The ability of the Company and its subsidiary companies to react to changes in product supply and demand, product market conditions, and changes in currency rates
- Protection of the Company's patents and securing the use of other companies' patents
- Partnerships with other companies for product development
- Changes in the Japanese stock market

1. Non-consolidated interim balance sheet

(million yen)

	1st half of fiscal 2003 Sep.30, 2002	1st half of fiscal 2004 Sep.30, 2003	End of fiscal 2003 Mar.31, 2003
[Assets]			
Current assets	115,922	108,287	110,456
Cash and deposits in bank	5,949	1,248	2,170
Notes receivable	3,725	2,735	2,773
Accounts receivable	59,861	54,679	58,418
Advance payments	1,135	310	179
Products	3,618	2,452	2,488
Materials	2,836	3,198	3,072
Work in process	16,141	17,016	17,034
Deferred income taxes	4,367	6,544	1,887
Others	19,037	20,381	22,602
Allowance for doubtful accounts	-750	-280	-170
Fixed assets	185,634	165,262	176,097
Tangible fixed assets	110,854	91,406	101,868
Buildings	35,583	33,924	34,990
Structures	2,725	2,439	2,576
Machinery	44,870	35,017	40,056
Vehicle and other transportation equipment	70	51	59
Tools, equipment and fixtures	5,450	4,178	4,969
Land	9,374	9,304	9,355
Construction in progress	12,780	6,489	9,861
Intangible fixed assets	2,158	2,802	2,350
Utility rights, etc.	2,158	2,802	2,350
Investments, etc.	72,621	71,053	71,878
Shares of subsidiaries	18,504	21,025	19,597
Investment securities	26,956	23,491	21,728
Long-term loans	8,123	5,350	7,328
Deferred income taxes	6,778	10,902	12,737
Others	15,398	12,984	13,346
Allowance for doubtful accounts	-3,140	-2,700	-2,860
Total assets	301,556	273,550	286,554

	1st half of fiscal 2003 Sep.30, 2002	1st half of fiscal 2004 Sep.30, 2003	End of fiscal 2003 Mar.31, 2003
[Liabilities]			
Current liabilities	84,234	74,183	79,167
Accounts payable	27,292	26,870	26,734
Short-term debt	43,220	8,007	12,959
Commercial paper	-	16,000	16,000
Amortized bond	-	10,000	10,000
Amounts in arrears	3,032	4,146	4,481
Corporation taxes payable	54	59	74
Expenses payable	7,086	6,141	5,871
Advances received	1,480	1,102	834
Deposits received	1,580	1,424	1,613
Others	487	432	598
Fixed liabilities	50,729	46,182	47,833
Bond	20,000	15,000	15,000
Long-term debt	11,089	18,623	19,181
Reserve for retirement allowance	18,387	11,980	12,236
Reserve for directors' retirement allowance	1,032	435	1,122
Others	220	142	292
Total liabilities	134,964	120,365	127,000
[Shareholders' equity]			
Paid-in capital	25,948	25,948	25,948
Capital reserve	30,023	30,023	30,023
Capital surplus	30,023	30,023	30,023
Profit reserve	108,361	99,050	104,551
Profit surplus	6,504	6,504	6,504
Special depreciation reserve	132	95	132
Reserve for deferred income taxes on special accounts	413	507	413
Special reserve	92,630	92,630	92,630
Retained earnings at the end of the term	8,680	-687	4,871
(Interim net income)	(- 454)	(- 4,581)	(- 3,334)
The accumulated changes in fair value carried in the section of equity	3,338	2,121	1,289
Treasury stock	-1,078	-3,958	-2,259
Total shareholders' equity	166,592	153,185	159,553
Total liabilities and shareholders' equity	301,556	273,550	286,554

2. Non-consolidated interim profit and loss sheet

(million yen)

	1st half of fiscal 2003 (A) (Apr. 1, 2002- Sep. 30, 2002)	1st half of fiscal 2004 (B) (Apr. 1, 2003- Sep. 30, 2003)	End of fiscal 2003 (Apr. 1, 2002- Mar. 31, 2003)	B／A (%)
[Ordinary income and loss]				
Recurring income and loss				
Net sales	120,426	113,259	242,908	94
Cost of sales	109,649	100,247	220,244	91
Sales, general and administrative expense	14,132	13,177	27,536	93
Operating income (loss)	-3,355	-165	-4,871	—
Non-operating income and loss				
Non-operating revenues	3,062	1,783	6,367	58
(Interest and dividends received)	(1,769)	(936)	(4,138)	
(Miscellaneous revenues)	(1,293)	(846)	(2,229)	
Non-operating expenses	2,474	1,265	4,515	51
(Interest paid)	(595)	(448)	(1,097)	
(Miscellaneous losses)	(1,879)	(817)	(3,418)	
Ordinary income (loss)	-2,767	351	-3,019	—
[Extraordinary income and loss]				
Extraordinary income	5,648	1,105	12,628	20
(Profit on sales of negotiable securities)	(5,499)	(390)	(8,857)	
(Profit on sales of land)	(148)	(714)	(1,818)	
(Reversal of employee severance obligations for prior service)	(—)	(—)	(1,807)	
(Others)	(—)	(—)	(144)	
Extraordinary loss	4,059	9,405	15,324	232
(Cost for restructuring)	(956)	(8,903)	(11,784)	
(Valuation loss of negotiable securities)	(2,782)	(73)	(3,147)	
(Others)	(320)	(429)	(391)	
Income (loss) before income tax	-1,178	-7,948	-5,715	—
Corporation, inhabitant taxes	20	20	298	100
Deferred	-743	-3,386	-2,679	—
Interim net income (loss)	-454	-4,581	-3,334	—
Retaining earnings brought forward	8,870	3,894	8,870	44
Retained earnings by merger	265	-	265	—
Interim dividends	-	-	929	—
Retained earnings at the end of 1st half of year (the end of year)	8,680	-687	4,871	—

3. Notes

(1) Notes required by Interim Non-consolidated Financial Statement Regulations of Japan (Excluding Interim Non-consolidated Financial Statements Regulation of Japan Art.14 and 17-2)

①. Accumulated depreciation of tangible fixed assets

[Sep. 30, 2002] 210,428 million yen

[Sep. 30, 2003] 191,962 million yen

[Mar. 31, 2003] 209,537 million yen

②. Guarantees of loans (including contingent guarantees)

[Sep. 30, 2002] 5,422 million yen

[Sep. 30, 2003] 5,866 million yen

[Mar. 31, 2003] 5,800 million yen

③. Letter of awareness

[Sep. 30, 2003] 11,121 million yen

[Mar. 31, 2003] 12,683 million yen

④. Promissory notes transferred due to securitization of assets

[Sep. 30, 2002] 7,703 million yen

[Sep. 30, 2003] 8,080 million yen

[Mar. 31, 2003] 8,712 million yen

⑤. Trade receivable transferred due to securitization of assets

[Sep. 30, 2002] –

[Sep. 30, 2003] 3,980 million yen

[Mar. 31, 2003] 2,100 million yen

(2) Notes required by Interim Non-consolidated Financial Statements Regulations of Japan excluding (1)

①. Lease transaction

[Financial lease transactions other than those in which the lease assets are regarded as being transferred to the lessee]

	[Sec. 30, 2002]	[Sep. 30, 2003]	[Mar. 31, 2003]
A. Lease rental expense	234 million yen	140 million yen	408 million yen
B. Outstanding future lease payments as end of the period	908 million yen	373 million yen	489 million yen

[Operating lease]

	[Sec. 30, 2002]	[Sep. 30, 2003]	[Mar. 31, 2003]
Outstanding future lease payment	50 million yen	17 million yen	31 million yen

②. Securities

Stocks of subsidiaries and affiliates which are quoted on market

[Sep. 30, 2002]

	The amount on balance sheet (A)	Market price (B)	B-A
Subsidiaries' stock	2,077 million yen	2,959 million yen	882 million yen
Affiliates' stock	-	-	-
Total	2,077 million yen	2,959 million yen	882 million yen

[Sep. 30, 2003]

	The amount on balance sheet (A)	Market price (B)	B-A
Subsidiaries' stock	2,077 million yen	2,886 million yen	809 million yen
Affiliates' stock	-	-	-
Total	2,077 million yen	2,886 million yen	809 million yen

[Mar. 31, 2003]

	The amount on balance sheet (A)	Market price (B)	B-A
Subsidiaries' stock	2,077 million yen	2,763 million yen	685 million yen
Affiliates' stock	-	-	-
Total	2,077 million yen	2,763 million yen	685 million yen